
13001846

2012
Annual Report

An Alternative Path to Current Income





NorthStar
REAL ESTATE INCOME TRUST

"Our 2012 results reflect the sound execution of our business plan, our team's ability to leverage our experience with diverse commercial real estate investments in several real estate and economic cycles, our extensive underwriting process and the nature of our target investments that we believe offer stable current cash flow, attractive risk-adjusted returns and capital preservation.

For 2013, our investment objectives remain unchanged as is our commitment to continue maximizing stockholder value."



To Our Stockholders,

On behalf of your Board of Directors and management team, we at NorthStar Real Estate Income Trust, Inc. (NorthStar Income) would like to thank you for your investment. We are very pleased to share with you the progress NorthStar Income has made for you in 2012 and to date in 2013. To reiterate, the investment objectives of NorthStar Income are to identify and capitalize on opportunities mainly in commercial real estate debt in order to generate consistent investment income while providing downside protection for your invested capital.

During 2012, our capital raising pace picked up significant momentum. For full-year 2012, NorthStar Income raised $441 million of capital, resulting in an aggregate of $600 million raised from inception through December 31, 2012, including proceeds from the merger with NorthStar Income Opportunity REIT I, Inc., which was completed in October 2010. As of April 12, 2013, we have raised an additional $238 million of capital, bringing our total capital raised since inception to $838 million. We believe the drivers of this positive momentum have been our ability to consistently execute on our business plan, including our ability to deploy capital at attractive current yields relative to our targeted distribution rate, our position as one of the few debt-focused vehicles in the non-traded commercial real estate sector and our sponsor's market leading industry expertise.

As of April 12, 2013, NorthStar Income has a diversified portfolio of assets, excluding cash, totaling $905 million in principal commitments and our investments are generating a leveraged current return on invested equity of 14.4%.

Our investment strategy employs asset level-financing to manage refinancing and interest rate risk; matching assets and liabilities with similar maturities and like-kind interest rate benchmarks. We believe we have market leading access to multiple financing vehicles which provides us a competitive advantage in our market. In 2012, we began using secured term facilities provided by major financial institutions to finance new investments. As of April 12, 2013, we have four secured term facilities with an aggregate capacity of $440 million to finance loan originations, including a $200 million facility that closed during the first quarter of 2013. In November 2012, we closed a CMBS financing transaction to provide permanent, non-recourse, non-mark-to-market financing for a portion of our portfolio and in 2013 we expect to execute similar transactions to finance our debt investments.

These strong results reflect the sound execution of our business plan, our team's ability to leverage our experience with diverse commercial real estate investments in several real estate and economic cycles, our extensive underwriting process, and the nature of our target investments that we believe offer stable current cash flow, attractive risk-adjusted returns and capital preservation. Further, we have continued to benefit from our ability to leverage the diversified investment platform of our sponsor NorthStar Realty Finance Corp. (NYSE: NRF), as well as its wholly-owned broker dealer, NorthStar Realty Securities, LLC. Since its inception through December 31, 2012, NorthStar Income has provided an 8% annualized distribution, offering stockholders a consistent and appealing income stream.

We are extremely pleased with the progress NorthStar Income has made in the last year and look forward in 2013 to a successful close of our capital raising and completing the investment in our initial portfolio. Our investment objectives remain unchanged as is our commitment to continue maximizing stockholder value.

We appreciate your investment and continued confidence in NorthStar Income.

Sincerely,



David T. Hamamoto
Chairman
NorthStar Real Estate Income Trust, Inc.



Daniel R. Gilbert
Chief Executive Officer & President
NorthStar Real Estate Income Trust, Inc.

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2012 ANNUAL REPORT

TABLE OF CONTENTS

OTHER FINANCIAL INFORMATION

Information included herein was excerpted from our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the U.S. Securities and Exchange Commission (the "SEC") on March 5, 2013 (the "2012 Form 10-K"). Certain portions of the 2012 Form 10-K were not reprinted for inclusion in this Annual Report to stockholders in accordance with SEC regulations. The 2012 Form 10-K may be viewed in its entirety on our website at *www.northstarreit.com/income*.

Forward-Looking Statements

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "predict," "continue," "future," or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to successfully complete our continuous, public offering, our ability to pay distributions to our stockholders, our reliance on our advisor and our sponsor, the operating performance of our investments, our financing needs, the effects of our current strategies and loan and security activities. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements. These factors include, but are not limited to:

- adverse economic conditions and the impact on the commercial real estate industry;
- our ability to successfully complete a continuous, public offering;
- our ability to deploy capital quickly and successfully;
- access to debt capital;
- our liquidity;
- our use of leverage;
- our ability to make distributions to our stockholders;
- the effect of paying distributions to our stockholders from sources other than cash flow from operations;
- the performance of our advisor and our sponsor;
- our dependence on the resources and personnel of our advisor and sponsor, including our advisor's ability to source and close on investment opportunities on our behalf;
- the lack of a public trading market for our shares;
- the limited operating history of us and our dealer manager;
- the affect of economic conditions on the valuations of our investments;
- our ability to source and close on attractive investment opportunities;
- performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as cash generated from these investments;
- the impact of economic conditions on the borrowers of the commercial real estate debt we originate and the commercial mortgage loans underlying the commercial mortgage-backed securities in which we invest;
- our ability to complete securitization transactions on terms that are acceptable to us, or at all;

- our ability to realize the value of the bonds retained in our securitization transaction;
- any failure in our advisor's due diligence to identify all relevant facts in our underwriting process or otherwise;
- tenant or borrower defaults or bankruptcy;
- illiquidity of properties in our portfolio;
- environmental compliance costs and liabilities;
- effect of regulatory actions, litigation and contractual claims against us and our affiliates, including the potential settlement and litigation of such claims;
- competition for investment opportunities;
- our ability to complete, in full, the portfolio acquisition of private equity related real estate funds described in this Annual Report on Form 10-K on the terms described;
- regulatory requirements with respect to our business and the related cost of compliance;
- the impact of any conflicts arising among us and our sponsor and its affiliates;
- changes in laws or regulations governing various aspects of our business and non-traded real estate investment trusts, or REITs generally;
- the loss of our exemption from the definition of an "investment company" under the Investment Company Act of 1940, as amended;
- the effectiveness of our portfolio management systems;
- failure to maintain effective internal controls; and
- compliance with the rules governing REITs.

The foregoing list of factors is not exhaustive. All forward-looking statements included in this Annual Report are based upon information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in "Risk Factors" in our 2012 Form 10-K beginning on page 11. The factors set forth in the Risk Factors section could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

BUSINESS

References to "we," "us" or "our" refer to NorthStar Real Estate Income Trust, Inc. and its subsidiaries, in all cases acting through its external advisor, unless context specifically requires otherwise.

Overview

NorthStar Real Estate Income Trust, Inc. is a commercial real estate, or CRE, finance and investment company formed in January 2009. We were organized primarily to originate, acquire and asset manage a diversified portfolio of CRE debt, securities and other select equity investments. CRE debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. CRE securities will primarily consist of commercial mortgage-backed securities, or CMBS, and may include unsecured real estate investment trust, or REIT, debt, collateralized debt obligation, or CDO, notes and other securities. We commenced our operations in October 2010.

We are externally managed by NS Real Estate Income Trust Advisor, LLC, or our Advisor, and have no employees. Our Advisor uses the investment and other professionals of NorthStar Realty Finance Corp., or our Sponsor, to manage our business. Our Sponsor is a diversified commercial real estate investment and asset management company publicly traded on the New York Stock Exchange and was formed in October 2003.

Our primary business objectives are to originate and acquire real estate-related investments in order to produce attractive risk-adjusted returns and generate stable cash flows for distribution to our stockholders. We believe that our Advisor has a platform that derives a competitive advantage from the combination of deep industry relationships and market leading CRE credit underwriting and capital markets expertise which enables us to manage credit risk across our business lines as well as to structure and finance our assets efficiently. We believe that our business lines are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar underwriting and asset management skills as we seek to maximize stockholder value and to protect our capital.

On March 4, 2009, we filed a registration statement on Form S-11 with the Securities and Exchange Commission, or the SEC, to offer a maximum of 110,526,315 shares of common stock in a continuous, public offering, of which 100,000,000 shares can be offered pursuant to our primary offering, or our Primary Offering, and 10,526,315 shares can be offered pursuant to our distribution reinvestment plan, or our DRP, and are herein collectively referred to as our Offering. The SEC declared our registration statement effective on July 19, 2010 and we retained NorthStar Realty Securities, LLC, or our Dealer Manager, and a wholly-owned subsidiary of our Sponsor, to serve as the dealer manager of our Primary Offering. Our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering. Our Primary Offering will end on or before July 19, 2013.

During 2012, our capital raising efforts picked up significant momentum and we believe that our investment strategy and expertise are the principal drivers of that momentum. In 2012, we raised $443.4 million of capital resulting in an aggregate of $600.1 million raised from inception through December 31, 2012, including proceeds from the merger with NorthStar Income Opportunity REIT I, Inc. completed in October 2010 as a reverse merger and recapitalization, or our Merger Transaction. From inception through March 1, 2013, we raised $713.2 million including proceeds from our Merger Transaction.

In 2012, we began using credit facilities provided by major financial institutions to finance new investments. Our existing credit facilities include three secured term facilities with an aggregate of

$240.0 million to finance loan originations, or our Term Loan Facilities, and two facilities to make new investments in CMBS, or our CMBS Facilities, herein collectively referred to as our Credit Facilities. In November 2012, we closed a capital markets CMBS financing transaction, or our NorthStar CMBS Financing Transaction, which provides long-term, non-recourse, non-mark-to-market financing for a portion of our portfolio and we expect to execute similar transactions to finance our newly originated debt investments that might initially be financed on one of our Credit Facilities.

As of December 31, 2012, we held $213.7 million of unrestricted cash. As of March 1, 2013, our unrestricted cash is approximately $67.5 million reflecting new investments made and capital raising subsequent to December 31, 2012 and including unfunded commitments and minimum liquidity requirements for our Term Loan Facilities.

We conduct our operations so as to qualify as a REIT for federal income tax purposes.

Our Investments

The following table presents our investments as of December 31, 2012:

				Weighted Average			Floating Rate as % of
Asset Type:	**Number**	**Principal Amount(1)**	**Carrying Value(2)**	**Fixed Rate**	**Spread over LIBOR(3)**	**Current Yield(4)**	**Principal Amount**
CRE Debt							
First mortgage loans	18	$486,991,532	$476,716,605	13.25%	6.14%	8.22%	89.5%
Mezzanine loans	2	56,627,231	37,341,517	11.50%	10.00%	12.12%	8.2%
Total CRE Debt	20	543,618,763	514,058,122	12.47%	6.18%	8.50%	81.0%
CRE Securities							
CMBS	4	30,575,000	29,581,840	5.39%	N/A	5.71%	0.0%
Total CRE Securities	4	30,575,000	29,581,840	5.39%	N/A	5.71%	0.0%
Total/Weighted average	24	$574,193,763	$543,639,962	10.39%	6.18%	8.35%	76.7%

(1) Includes interest accretion, to the extent applicable, and future funding commitments of $29.8 million.

(2) Certain of our CRE debt and securities investments serve as collateral for financing transactions including carrying value of $194.5 million for our NorthStar CMBS Financing Transaction, $197.6 million for our Term Loan Facilities and $18.2 million for our CMBS Facilities (see Financing Strategy below). The remainder is unleveraged

(3) All floating-rate CRE debt investments are subject to a fixed minimum LIBOR rate, or floor, with a weighted average floor of 1.61% as of December 31, 2012.

(4) As of December 31, 2012, the weighted average leveraged current yield on our portfolio was 13.3%.

The following describes the major CRE asset classes in which we invest and continue to actively manage to maximize stockholder value and to preserve our capital.

Real Estate Debt

Our CRE debt business is focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. We emphasize direct origination of our debt investments as this allows us a greater degree of control over how they are underwritten and structured and it provides us the opportunity to syndicate senior or subordinate interests in the loan, if desired. Further, it allows us to maintain a more direct relationship with our borrowers which helps us maintain a robust pipeline and provides an opportunity to earn origination and other fees.

Our portfolio's diversity across property type and geographic location is presented as follows, based on principal amount:

Loan Portfolio by Property Type


Office, 42.1%
Healthcare, 1.0%
Warehouse, 2.4%
Multifamily, 6.6%
Retail, 16.4%
Hotel, 31.5%

Loan Portfolio by Geographic Location


Mid-Atlantic, 26.7%
Southwest, 0.9%
Midwest, 5.9%
Southeast, 23.5%
West, 19.5%
Northeast, 23.5%

Real Estate Securities

Our CRE securities business is focused on investing in and asset managing a wide range of CRE securities, including CMBS, unsecured REIT debt, CDO notes backed primarily by CRE securities and debt. Substantially all of our CRE securities have explicit credit ratings assigned by at least one of the major rating agencies (Moody's Investors Services, Standard & Poor's, Fitch Ratings, Morningstar, DBRS and/or Kroll, generally referred to as rating agencies).

Other Select Equity Investments

We explore other select CRE investments such as our recent commitment to invest in a joint venture owning indirect interests in real estate through private equity real estate funds, or our PE Fund JV. Although it is structured as a preferred equity investment, we categorize it as an equity investment as the underlying collateral in the funds is primarily real estate. In December 2012, we agreed to assume certain rights and obligations under a subscription agreement to acquire an interest in our PE Fund JV. Our PE Fund JV is expected to own approximately 50 fund interests managed by top institutional-quality sponsors with an aggregate reported net asset value, or NAV, of $765.0 million as of June 30, 2012. On February 15, 2013, our PE Fund JV had its initial closing, or Initial Closing, and acquired 18 fund interests representing a NAV of $304.0 million. The total NAV of all funds expected to be contributed in the transaction had an aggregate reported NAV of $804.0 million at June 30, 2012. The amounts funded and total NAV associated with the Initial Closing of our PE Fund JV differ from those previously reported due to additional fund interests anticipated to be acquired. The majority of the remaining fund interests are expected to be acquired by our PE Fund JV in the first quarter 2013. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments" for additional information regarding the Initial Closing.

Financing Strategy

We use asset level-financing as part of our strategy and we seek to match fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk. Our Advisor is responsible for managing such refinancing and interest rate risk on our behalf. We pursue a variety of financing arrangements such as our Credit Facilities, CMBS bonds and securitized financing transactions and other term borrowings.

Although we have a limitation on the maximum leverage for our portfolio, we do not have a targeted debt-to-equity ratio on an asset by asset basis, as we believe the appropriate leverage for the particular assets we finance depends on the specific credit characteristics of those assets. We utilize leverage for the sole purpose of financing our investments and diversifying our equity and we do not employ leverage to speculate on changes in interest rates.

In 2012, we began using Credit Facilities provided by major financial institutions to finance new investments. Our Credit Facilities include three secured Term Loan Facilities that provide up to an aggregate of $240.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate, and two CMBS Facilities to finance the acquisition of CMBS. In November 2012, we closed our NorthStar CMBS Financing Transaction, which provides long-term, non-recourse, non-mark-to-market financing for the debt investments we contributed to the transaction. The debt investments contributed to our NorthStar CMBS Financing Transaction were previously financed on our Term Loan Facilities. As of December 31, 2012, we had $114.6 million outstanding under our Term Loan Facilities, $11.7 million outstanding under our CMBS Facilities and $124.7 million issued as part of our NorthStar CMBS Financing Transaction.

Portfolio Management

Credit risk management is the ability of our Advisor to manage our assets in a manner that preserves principal and income and minimizes credit losses that would decrease income. Our Advisor maintains a comprehensive portfolio management process that generally includes day-to-day oversight by its portfolio management team, weekly management meetings and an exhaustive quarterly credit review process. These processes are designed to enable management to evaluate and proactively manage asset-specific credit issues and identify credit trends on a portfolio-wide basis. Nevertheless, we cannot be certain that our Advisor's review will identify all issues within our portfolio due to, among other things, adverse economic conditions or events adversely affecting specific assets; therefore, potential future losses may also stem from investments that are not identified by these credit reviews. During the quarterly credit reviews, or more frequently if necessary, investments may be put on highly-monitored status and identified for possible provision for loan losses based upon several factors, including missed or late contractual payments, significant declines in collateral performance and other data which may indicate a potential issue in our ability to recover our capital from the investment. Our Advisor utilizes an experienced portfolio management team that monitors those factors on our behalf.

Each of our debt investments, while primarily backed by CRE collateral, is unique and requires customized portfolio management strategies for dealing with potential credit situations. The complexity of each situation depends on many factors, including the number or type of collateral, macro and local market conditions impacting the supply/demand, cash flow and collateral, and the financial condition of our borrowers and their willingness to support our collateral. Further, many of our debt investments are considered transitional in nature because the borrower has a business plan to re-position, re-develop or otherwise lease-up the property in order to improve the collateral. At the time of origination, the underlying property may not be sufficient to support current debt service payments. As a result, we will generally require the borrower to fund interest or other reserves, whether through proceeds from our loan or otherwise, to support debt service payments and capital expenditures during the period that the borrower is implementing the approved business plan. We will also require the borrower, and possibly a guarantor, to refill these reserves should they become deficient during the applicable period for any reason.

Independent Director's Review of Our Policies

As required by our charter, our independent directors have reviewed our policies, including but not limited to our policies regarding investments, leverage, conflicts of interest and investment allocation, and determined that they are in the best interests of our stockholders. Our key policies that provide the basis for such determination are summarized herein.

Regulation

We are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

- regulate our public disclosures, reporting obligations and capital raising activity;
- require compliance with applicable REIT rules;
- establish loan servicing standards;
- regulate credit granting activities;
- require disclosures to customers;
- govern secured transactions; and
- set collection, taking title to collateral, repossession and claims-handling procedures and other trade practices.

Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We are also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to CRE loans.

We believe that we are not, and intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We have relied, and intend to continue to rely on current interpretations of the staff of the SEC, in an effort to continue to qualify for an exemption from registration under the Investment Company Act. For more information on the exemptions that we utilize refer to Item 1A. "Risk Factors—Maintenance of our Investment Company Act exemption imposes limits on our operations" in our 2012 Form 10-K. Further, we intend to continue to operate our business consistent with our original business strategy which we believe will not require our Advisor to register as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Investment Advisers Act.

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with our taxable year ended December 31, 2010. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders in an amount equal to or greater than our REIT taxable income. If we fail to continue to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

In the judgment of management, while we do incur significant expense complying with the various regulations to which we are subject, existing statutes and regulations have not had a material adverse effect on our business. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition, results of operations or prospects.

Competition

We are subject to competition in seeking real estate investments and we compete with many third parties engaged in real estate investment activities including publicly-traded REITs, non-traded REITs, insurance companies, commercial and investment banking firms, private equity funds and other investors. Some of these competitors, including REITs and private real estate companies and funds, have substantially greater financial resources than we do. They may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Future competition from new market entrants may limit the number of suitable investment opportunities offered to us. It may also result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to originate or acquire new investments on attractive terms.

Employees

As of December 31, 2012, we have no employees. Our Advisor or its affiliates provide management, acquisition, advisory and certain administrative services for us.

Corporate Governance and Internet Address

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors, or our Board, consists of a majority of independent directors. The Audit Committee of our Board is composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of ethics, which delineate our standards for our officers and directors.

Our internet address is *www.northstarreit.com/income*. The information on our website is not incorporated by reference in this Annual Report. We make available, free of charge through a link on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, if any, as filed or furnished with the SEC, as soon as reasonably practicable after such filing or furnishing. Our site also contains our code of ethics, corporate governance guidelines and our Audit Committee charter. Within the time period required by the rules of the SEC, we will post on our website any amendment to our code of ethics as defined in the code.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

We are currently offering shares of our common stock pursuant to an effective registration statement at a price of $10.00 per share in our "best efforts" Primary Offering and a $9.50 purchase price for shares sold under our DRP. There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our Board will determine when, and if, to apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our Board does not have a stated term for evaluating a listing on a national securities exchange as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

In order for members of the FINRA and their associated persons to have participated in the offering and sale of our shares of common stock or to participate in any future offering of our shares of common stock, we are required pursuant to FINRA Rule 5110 to disclose in each Annual Report distributed to our stockholders a per share estimated value of our shares of common stock, the method by which it was developed and the date of the data used to develop the estimated value. In addition, our Advisor must prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares of common stock. For these purposes, the estimated value of our shares shall be deemed to be $10.00 per share as of December 31, 2012. The basis for this valuation is the fact that we are currently conducting a continuous, public offering of our common stock at the price of $10.00 per share (not taking into consideration purchase price discounts for certain categories of purchasers).

Stockholders

As of March 1, 2013, we had 16,170 stockholders of record.

Distributions

The following summarizes distributions declared for the years ended December 31, 2012, 2011 and 2010:

Period	Distributions(1) Cash	DRP	Total
2012			
First Quarter	$2,377,981	$1,502,327	$ 3,880,308
Second Quarter	3,306,574	2,292,673	5,599,247
Third Quarter	4,534,698	3,272,383	7,807,081
Fourth Quarter	6,088,442	4,546,635	10,635,077
2011			
First Quarter	527,087	161,612	688,699
Second Quarter	716,660	286,407	1,003,067
Third Quarter	1,034,925	458,231	1,493,156
Fourth Quarter	1,606,664	864,100	2,470,764
2010			
First Quarter	70,939	10,503	81,442
Second Quarter	208,524	63,838	272,362
Third Quarter	582,762	—	582,762
Fourth Quarter	529,655	103,354	633,009

(1) Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.

Distribution Reinvestment Plan

We adopted a DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of our common stock in lieu of receiving cash distributions. The initial purchase price per share under our DRP is $9.50. Once we establish an estimated value per share, shares issued pursuant to our DRP will be priced at the estimated value per share of our common stock, as determined by our Advisor or another firm chosen for that purpose. We expect to establish an estimated value per share after the completion of our offering stage. The offering stage will be considered complete when we are no longer publicly offering equity securities, which is expected to be on or before July 19, 2013. No selling commissions or dealer manager fees will be paid on shares sold under our DRP. Our Board may amend or terminate the DRP for any reason upon ten-days' notice to participants. For the period commencing October 18, 2010 through December 31, 2012, we issued 1.2 million shares totaling $11.8 million of gross offering proceeds pursuant to our DRP. At December 31, 2012, we recorded in distribution payable $1.7 million related to the approved December cash distribution which was reinvested pursuant to our DRP in January 2013.

SELECTED FINANCIAL DATA

The information below should be read in conjunction with "Forward-Looking Statements" on page iii, Part I, Item 1A. "Risk Factors," of our 2012 Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included in "Consolidated Financial Statements," included in this Annual Report.

	Years Ended December 31,			For the Period from January 26, 2009 (inception) to December 31,
	2012	2011	2010	2009
Statement of Operations Data:				
Net Interest Income				
Interest income	$24,600,771	$3,092,289	$1,484,691	$ 94,795
Interest expense	3,299,346	902,482	799,911	—
Net interest income	21,301,425	2,189,807	684,780	94,795
Expenses				
Advisory fees—related party	3,359,462	265,403	53,760	—
General and administrative expenses	3,209,257	1,058,515	925,341	—
Total expenses	6,568,719	1,323,918	979,101	—
Income (loss) from operations	14,732,706	865,889	(294,321)	94,795
Realized gains (losses) on investments and other	3,027,959	—	199,604	—
Unrealized gains (losses) on investments and other	(2,456,869)	732,231	1,724,637	587,096
Net income (loss)	15,303,796	1,598,120	1,629,920	681,891
Less: net income (loss) attributable to non-controlling interests	266	103	328	1,361
Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$15,303,530	$1,598,017	$1,629,592	$680,530
Net income (loss) per share of common stock, basic / diluted	$ 0.44	$ 0.22	$ 0.77	$ 5.98
Common stock distributions declared per share	$ 0.80	$ 0.80	$ 0.75	$ —
Weighted average number of shares of common stock outstanding	34,928,761	7,118,918	2,104,915	113,828

	December 31,			
	2012	2011	2010	2009
Balance Sheet Data:				
Assets				
Cash	$213,726,794	$ 53,859,334	$20,404,832	$ 55,630
Real estate securities, available for sale	29,581,840	34,745,604	31,264,331	1,620,000
Real estate debt investments, net	514,058,122	72,937,316	—	—
Total assets	859,937,734	169,365,048	52,077,933	3,498,914
Liabilities				
CMBS bonds payable	124,491,302	—	—	—
Credit facilities	126,321,250	—	—	—
Secured term loans	—	24,061,212	24,061,212	—
Distribution payable	3,904,642	996,287	208,594	—
Total liabilities	342,191,815	33,458,494	24,525,680	1,815,023
Equity				
Stockholders' equity	517,741,294	135,902,207	27,548,019	1,680,530
Non-controlling interests	4,625	4,347	4,234	3,361
Total equity	517,745,919	135,906,554	27,552,253	1,683,891

	Years Ended December 31,			For the Period from January 26, 2009 (inception) to December 31,
	2012	2011	2010	2009
Other Data:				
Cash flow provided by (used in):				
Operating activities	$ 13,211,805	$ 1,175,030	$ (105,907)	$ 53,630
Investing activities	(444,239,972)	(75,527,400)	(27,763,765)	(1,000,000)
Financing activities	590,895,627	107,806,872	48,218,874	1,002,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in "Consolidated Financial Statements" and risk factors included in Part I, Item 1A "Risk Factors" of our 2012 Form 10-K. References to "we," "us," or "our" refer to NorthStar Real Estate Income Trust, Inc. and its subsidiaries unless context specifically requires otherwise.

Introduction

We are an externally managed commercial real estate finance and investment company that was formed in January 2009 primarily to originate, acquire and asset manage a diversified portfolio of CRE debt, securities and other select equity investments. We commenced our operations in October 2010. We conduct substantially all of our operations and make investments through our operating partnership, of which we are the sole general partner. Our Advisor, is our external manager and is our Sponsor. Our primary business lines are as follows:

- *Commercial Real Estate Debt*—Our CRE debt business is focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests.
- *Commercial Real Estate Securities*—Our CRE securities business is focused on investing in and asset managing CRE securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.
- *Other Select Commercial Real Estate Equity Investments*—Our CRE equity business includes other select equity investments, including our committed preferred equity investment in our PE Fund JV.

Our ability to invest across the CRE market creates complementary and overlapping sources of investment opportunities based upon common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

We began raising capital in late 2010 and our capital raising efforts picked up significant momentum in the second half of 2011. In 2012, we raised $443.0 million of capital resulting in an aggregate of $600.1 million gross proceeds raised from inception through December 31, 2012, including proceeds from our Merger Transaction. From inception through March 1, 2013, we raised $713.2 million including proceeds from our Merger Transaction.

Our financing strategy focuses on match funding our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk. Our Advisor is responsible for managing such refinancing and interest rate risk on our behalf. We pursue a variety of financing arrangements such as credit facilities, CMBS bonds and securitized financing transactions and other term borrowings. The amount of our borrowings will depend upon the nature and credit quality of our assets, the structure of our financings and where possible, we seek to limit our reliance on recourse borrowings. In 2012, we began using secured term credit facilities provided by major financial institutions to finance new investments. Our existing Credit Facilities include three Term Loan Facilities with an aggregate of $240.0 million to finance loan originations and two CMBS Facilities to make new investments in CMBS. In November 2012, we closed our NorthStar CMBS Financing Transaction, that provides long-term, non-recourse, non-mark-to-market financing for a portion of our portfolio and we expect to execute similar transactions to finance our newly originated debt investments that might initially be funded on one of our Credit Facilities.

We conduct our operations so as to qualify as a REIT for federal income tax purposes.

Sources of Operating Revenues and Cash Flows

We generate revenue from net interest income on our CRE debt and securities investments. Our income is primarily derived through the difference between revenues and the cost at which we are able to finance our investments.

Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, and MFFO (see "Non-GAAP Financial Measures—Funds from Operations and Modified Funds from Operations" for a description of these metrics), to evaluate the profitability and performance of our business.

Outlook and Recent Trends

Liquidity began to return to the commercial real estate finance markets and capital started to become available to the stronger sponsors in 2011 and 2012 and Wall Street and commercial banks began to more actively provide credit to real estate borrowers. A proxy of the easing of credit and restarting of the capital markets for CRE debt is the approximately $30.0 billion and $45.0 billion in non-agency CMBS issuance that was completed in 2011 and 2012, respectively. Credit contracted in mid-2011 as the European debt woes began to unfold resulting in heightened market volatility and global financial markets continued to be strained in 2012. To stimulate growth, several of the world's largest central banks acted in a coordinated effort through massive injections of stimulus in the financial markets in late 2012, which should also have the likely impact of keeping interest rates low for the near and intermediate term.

We expect the commercial real estate markets will continue to improve in 2013, but headwinds still remain due to the uncertainty of the current economic and political climate, including budget deficits, tax policy, gridlock and other matters and their impact to the U.S. economy. We would expect the foregoing, along with global market instability and the risk of maturing CRE debt that may have difficulties being refinanced to continue to cause periodic volatility in the market for some time. It is currently estimated that $1.3 trillion of CRE debt will mature in the next three years and $2.1 trillion will mature through 2017. While there is an increased supply of lenders to provide such financing, we still anticipate that certain of these loans will not be able to be refinanced, exacerbating growth and potentially leading to contracting credit. The capital markets are opening up as evidenced by our recent NorthStar CMBS Financing Transaction. Refer to "Business—Financing Strategy" for additional details. The recent stimulus in the United States helped to increase demand for new CMBS, even though current new issue is still well below historic levels. Many industry experts are predicting $50.0 to $65.0 billion of non-agency CMBS issuance in 2013.

Virtually all commercial real estate property types were adversely impacted by the credit crisis, including core property types such as hotel, retail, office, industrial and multifamily properties. Land, condominium and other commercial property types were more severely impacted. Investor interest is returning to commercial real estate especially in urban areas having high concentrations of institutional quality real estate, and especially in certain asset types such as apartments. The degree to which commercial real estate values improve or erode in 2013 and going forward, companies such as ours, with no pre-recession asset issues, should have a competitive advantage in the market because we will not be otherwise distracted dealing with legacy portfolio issues and our originations and acquisitions of CRE debt, securities and other select equity investments will reflect valuations that have already adjusted to post-recession pricing.

Due to these market dynamics and our Advisor's expertise and industry relationships, we continue to see a robust pipeline of investment opportunities that have credit qualities and yield profiles that are consistent with our underwriting standards and that we believe offer the opportunity to meet or exceed our targeted returns. While we remain optimistic that we will continue to be able to generate and capitalize on an attractive pipeline, there is no assurance that will be the case.

Our Strategy

Our primary business objectives are to originate and acquire real estate-related investments, with a focus on CRE debt, that we expect will produce attractive risk-adjusted returns and generate stable cash flows for distribution to our stockholders. Many of our CRE debt investments are considered transitional in nature because the borrower has a business plan to improve the collateral and as a result we generally require the borrower to fund interest or other reserves, whether through proceeds from our loan or otherwise, to support debt service payments and capital expenditures. We will also require the borrower, and possibly a guarantor, to refill these reserves should they become deficient during the applicable period for any reason. We believe that our Advisor has a platform that derives a competitive advantage from the combination of deep industry relationships and market leading CRE credit underwriting and capital markets expertise which enables us to manage credit risk across our business lines as well as to structure and finance our assets efficiently. We believe that our business lines are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar asset management skills to maximize value and to protect capital.

We began raising capital in late 2010 and our capital raising efforts picked up significant momentum in the second half of 2011. In 2012, we raised $443.4 million of capital resulting in an aggregate of $600.1 million gross proceeds raised from inception through December 31, 2012, including proceeds from our Merger Transaction. From inception through March 1, 2013, we raised $713.2 million including proceeds from our Merger Transaction. In addition, we entered into three Term Loan Facilities with an aggregate of $240.0 million to finance loan originations and two CMBS Facilities to make new investments in CMBS. In November 2012, we closed our NorthStar CMBS Financing Transaction to finance debt investments on a long-term, non-recourse, non-mark-to-market financing that had previously been financed on our Term Loan Facilities.

In 2012, we originated 15 loans with an aggregate principal amount of $475.3 million. The weighted average leveraged current yield of these debt investments is approximately 13.0%, including the impact of our NorthStar CMBS Financing Transaction. We acquired three securities with an aggregate principal amount of $26.6 million. The weighted average leveraged current yield of these securities investments is approximately 8.7%. As of December 31, 2012, the weighted average leveraged current yield on our portfolio was 13.3%. Additionally, in 2012 we committed $115.0 million to invest in our PE Fund JV which will acquire interests in approximately 50 real estate private equity funds.

Portfolio Management

A description of our Advisor's portfolio management activities is described in detail in "Business—Portfolio Management."

As of December 31, 2012, all of our CRE debt investments were performing in accordance with the terms of the loan agreements. However, there can be no assurance that these loans will continue to perform in accordance with the terms of the loan agreements and may, in the future, record loan loss reserves if required for these loans.

Critical Accounting Policies

Real Estate Debt Investments

CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, discounts, premiums and unfunded commitments. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. As of December 31, 2012, we did not have any impaired CRE debt investments.

Real Estate Securities

We classify our CRE securities investments as available for sale on the acquisition date, which are carried at fair value, with any unrealized gains (losses) reported as a component of accumulated other comprehensive income (loss), or OCI, in our consolidated statements of equity. However, we may elect the fair value option for certain of our available for sale securities, and as a result, any unrealized gains (losses) on such securities are recorded in unrealized gains (losses) on investments and other in our consolidated statements of operations. As of December 31, 2012, we did not have any CRE securities investments for which we elected the fair value option.

Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related discount, premium, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in our consolidated statements of operations. The accretion of discount or amortization of a premium is discontinued if such loan is reclassified to held for sale.

Real Estate Securities

Interest income is recognized using the effective interest method with any purchased premium or discount accreted through earnings based upon expected cash flows through the expected maturity date of the security. Depending on the nature of the investment, changes to expected cash flows may result in a change to the yield which is then applied prospectively or retrospectively to recognize interest income.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when based on current information and events it is probable that we will not be able to collect principal and interest amounts due according to the contractual terms. We assess the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis, or more frequently as necessary. Significant judgment of management is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses. As of December 31, 2012, we did not have any impaired CRE debt investments.

Income recognition is suspended for loans at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and/or legally discharged.

Real Estate Securities

CRE securities for which the fair value option is not elected are evaluated quarterly for other-than-temporary impairment, or OTTI. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired, the security is written down to its fair value. The amount of OTTI is then bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in our consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in our consolidated statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts recognized through OCI are amortized over the life of the security with no impact on earnings. As of December 31, 2012, we did not have any OTTI recorded on our CRE securities investments.

CRE securities for which the fair value option is elected are not evaluated for OTTI as changes in fair value are recorded in our consolidated statements of operations. Realized losses on such securities are reclassified to realized gains (losses) on investments and other as losses occur.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or the FASB, issued an accounting update to amend existing guidance concerning fair value measurements and disclosures. The update is intended to achieve common fair value measurements and disclosure requirements under U.S. GAAP and International Financial Reporting Standards and is effective for the first interim or annual period beginning after December 15, 2011. We adopted this accounting update in the first quarter 2012 and the required disclosures have been incorporated into Note 3 of our consolidated financial statements. The adoption did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued an accounting update concerning the presentation of comprehensive income. The update requires either a single, continuous statement of comprehensive income be included in the statement of operations or an additional statement of comprehensive income immediately following the statement of operations. The update does not change the components of OCI that must be reported but it eliminates the option to present OCI on the statement of equity. In February 2013, the FASB issued an accounting update to present the reclassification adjustments to OCI by component on the face of the statement of operations or in the notes to the consolidated financial statements. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety into earnings, an entity is required to cross-reference to other disclosures required under U.S. GAAP to provide additional detail about those amounts. The update is effective for us in the first quarter 2013. Early adoption is permitted. We are currently evaluating the impact of this accounting update and do not expect it will have a material impact on our consolidated financial statements. The remaining requirements of the accounting update were effective for us in the first quarter 2012 and were applied retrospectively to all periods reported after the effective date. There was no impact on our consolidated financial statements as we currently comply with the update.

Results of Operations

Comparison of the Year Ended December 31, 2012 to December 31, 2011

	Years Ended December 31,		Increase (decrease)	
	2012	2011	Amount	%
Net Interest Income				
Interest income	$24,600,771	$3,092,289	$21,508,482	695.6%
Interest expense	3,299,346	902,482	2,396,864	265.6%
Net interest income	21,301,425	2,189,807	19,111,618	872.8%
Expenses				
Advisory fees—related party	3,359,462	265,403	3,094,059	1,165.8%
General and administrative expenses	3,209,257	1,058,515	2,150,742	203.2%
Total expenses	6,568,719	1,323,918	5,244,801	396.2%
Income (loss) from operations	14,732,706	865,889	13,866,817	1,601.5%
Realized gains (losses) on investments and other	3,027,959	—	3,027,959	100.0%
Unrealized gains (losses) on investments and other	(2,456,869)	732,231	(3,189,100)	(435.5)%
Net income (loss)	$15,303,796	$1,598,120	$13,705,676	857.6%

Net Interest Income

Net interest income is generated on our interest-earning assets and related interest-bearing liabilities. The following table presents the average balance of interest-earning assets and interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the years ended December 31, 2012 and 2011. Amounts presented have been impacted by the timing of new investments and repayments during the period:

	Year Ended December 31, 2012			Year Ended December 31, 2011		
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield / Financing Cost(3)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield / Financing Cost(3)
Interest-earning assets:						
CRE debt investments	$269,865,585	$23,276,223	8.63%	$25,331,414	$1,447,243	5.71%
CRE securities	21,919,986	1,324,548	6.04%	31,122,362	1,645,046	5.29%
	$291,785,571	$24,600,771	8.43%	$56,453,776	$3,092,289	5.48%
Interest-bearing liabilities:						
Credit facilities	$ 68,822,448	$ 2,406,303	3.50%	$ —	$ —	—
CMBS bonds payable	25,264,250	454,652	1.80%	—	—	—
Secured term loans	9,624,485	438,391	4.55%	24,061,212	902,482	3.75%
	$103,711,183	$ 3,299,346	3.18%	$24,061,212	$ 902,482	3.75%
Net interest income		$21,301,425			$2,189,807	

(1) Based on amortized cost for CRE debt and securities investments and principal amount for credit facilities, CMBS bonds payable and secured term loans. All are calculated based on quarterly averages.

(2) Includes the effect of amortization of premiums or discounts and deferred fees.

(3) Calculated based on interest income or expense divided by average carrying value.

Interest income increased $21.5 million, primarily attributable to increased investments in 2012.

Interest expense increased $2.4 million, primarily attributable to new borrowings on our Credit Facilities and our NorthStar CMBS Financing Transaction entered into in 2012.

Expenses

Advisory Fees—Related Party

Advisory fees—related party increased $3.1 million related to increased capital raising and investment activity.

General and Administrative Expenses

General and administrative expenses include auditing and professional fees, director fees, organization and other costs associated with operating our company. The increase was primarily attributable to an increase in capital raising and investment activity.

Realized Gains (Losses) on Investments and Other

Realized gains recorded in 2012 related to the sale of two CRE securities.

Unrealized Gains (Losses) on Investments and Other

Unrealized (losses) related to the change in fair value on two CRE securities for which the fair value option was elected. These real estate securities were sold in June 2012.

Comparison of the Year Ended December 31, 2011 to December 31, 2010

	Years Ended December 31,		Increase (decrease)	
	2011	2010	Amount	%
Net Interest Income				
Interest income	$3,092,289	$1,484,691	$1,607,598	108.3%
Interest expense	902,482	799,911	102,571	12.8%
Net interest income	2,189,807	684,780	1,505,027	219.8%
Expenses				
Advisory fees—related party	265,403	53,760	211,643	393.7%
General and administrative expenses	1,058,515	925,341	133,174	14.4%
Total expenses	1,323,918	979,101	344,817	35.2%
Income (loss) from operations	865,889	(294,321)	1,160,210	394.2%
Realized gains (losses) on investments and other	—	199,604	(199,604)	(100.0)%
Unrealized gains (losses) on investments and other	732,231	1,724,637	(992,406)	(57.5)%
Net income (loss)	$1,598,120	$1,629,920	$ (31,800)	(2.0)%

Net Interest Income

Net interest income is generated on our interest-earning assets and related interest-bearing liabilities. The following table presents the average balance of interest-earning assets and interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the years ended December 31, 2011 and 2010. Amounts presented have been impacted by the timing of new investments and repayments during the period:

	Year Ended December 31, 2011			Year Ended December 31, 2010		
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield / Financing Cost(3)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield / Financing Cost(3)
Interest-earning assets:						
CRE debt investments . . .	$25,331,414	$1,447,243	5.71%	$ —	$ —	—
CRE securities	31,122,362	1,645,046	5.29%	24,073,234	1,484,691	6.17%
	$56,453,776	$3,092,289	5.48%	$24,073,234	$1,484,691	6.17%
Interest-bearing liabilities:						
Secured term loans	24,061,212	902,482	3.75%	24,061,212	799,911	3.32%
	$24,061,212	$ 902,482	3.75%	$24,061,212	$ 799,911	3.32%
Net interest income		$2,189,807			$ 684,780	

(1) Based on amortized cost for CRE debt and securities investments and principal amount for secured term loans. All are calculated based on quarterly averages.

(2) Includes the effect of amortization of premiums or discounts and deferred fees.

(3) Calculated based on interest income or expense divided by average carrying value.

Interest income increased $1.6 million, primarily attributable to increased investments in 2011.

Interest expense increased $0.1 million, primarily attributable to a full period of borrowings on our secured term loans.

Expenses

Advisory Fees—Related Party

Advisory fees—related party increased $0.2 million related to increased capital raising and investment activity.

General and Administrative Expenses

General and administrative expenses include auditing and professional fees, director fees, organization and other costs associated with operating our company. The increase was primarily attributable to an increase in capital raising and investment activity.

Realized Gains (Losses) on Investments and Other

Realized gains recorded in 2010 related to the sale of one CRE security.

Unrealized Gains (Losses) on Investments and Other

Unrealized gains (losses) on investments and other is related to the change in fair value on the two CRE securities for which the fair value option was elected.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include cash flow from operations, net proceeds from asset repayments and sales, borrowings under our Credit Facilities, CMBS bonds, securitized financing transactions and other term borrowings and shares of our common stock.

Our charter authorizes the issuance of up to 400,000,000 shares of common stock with a par value of $0.01 per share and 50,000,000 shares of preferred stock with a par value of $0.01 per share. Our Board is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that we have the authority to issue.

For the year ended December 31, 2012, we sold 44.5 million shares in our Offering generating gross proceeds of $443.4 million. From inception through December 31, 2012, we raised gross proceeds of $600.1 million from our Offering, including proceeds from our Merger Transaction. As of December 31, 2012, we held $213.7 million of unrestricted cash and $160.9 million of unrestricted cash including unfunded commitments and minimum liquidity requirements for our Term Loan Facilities.

In 2012, we entered into five Credit Facilities including three Term Loan Facilities that provide up to an aggregate of $240.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate and two CMBS Facilities. The interest rate and advance rate on our Term Loan Facilities depends upon asset type and characteristic. The initial maturity dates of our Term Loan Facilities range from February 2014 to July 2015 and all of our Term Loan Facilities have extensions available to us at our option, subject to the satisfaction of certain customary conditions, with maturity dates extending through July 2018. The advance rates and maturity dates of our CMBS Facilities are dependent upon asset type. Our Credit Facilities contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. We are currently in compliance with all of our financial covenants under our Credit Facilities.

As of December 31, 2012, we held $197.5 million principal amount of CRE debt investments financed with $114.6 million under our Term Loan Facilities, resulting in a weighted average leveraged current yield of 12.9%. As of December 31, 2012, we held $16.6 million principal amount of CMBS financed with $11.7 million under our CMBS Facilities, resulting in a weighted average leveraged current yield of 10.9%.

In November 2012, we closed our NorthStar CMBS Financing Transaction, which provides long-term, non-recourse, non-mark-to-market financing for a portion of our portfolio and we expect to execute similar transactions to finance our newly originated debt investments that might initially be financed on one of our Credit Facilities. Our NorthStar CMBS Financing Transaction was collateralized by $351.4 million of directly originated CRE debt by us and our Sponsor. We, through our subsidiaries, contributed nine CRE debt investments with a $199.2 million aggregate principal balance to our NorthStar CMBS Financing Transaction and our Sponsor, through its subsidiaries, contributed five CRE debt investments with a $152.2 million aggregate principal balance. This transaction involved the issuance and sale of a total of $227.5 million of investment-grade bonds. As of December 31, 2012, we held $194.4 million principal amount of CRE debt investments financed with $124.7 million issued under our NorthStar CMBS Financing Transaction, resulting in a weighted average leveraged current yield of 17.9%.

If we are unable to continue to raise funds in our Offering or from borrowings, we will be unable to make new investments once we utilize our currently available capital, resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more significantly with the performance of any specific asset we acquire. Further, we have certain fixed direct and indirect operating expenses, including certain expenses as a publicly-offered REIT, regardless of whether we are able to continue to raise funds in our Offering. Our inability to continue to raise funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Once we have fully invested the proceeds of our Offering, we expect that our financing will not exceed 50% of the greater of the cost or fair value of our investments, although it may exceed this level during our organization and offering stage. Our charter limits us from incurring borrowings that would exceed 300% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by our stockholders. An approximation of this leverage calculation is 75% of the cost of our investments. As of December 31, 2012, our leverage as a percentage of our cost of investments was 46% and is well below the maximum allowed by our charter.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Advisor and our Dealer Manager. During our organization and offering stage, these payments will include payments to our Dealer Manager for selling commissions and the dealer manager fee and payments to our Dealer Manager and our Advisor for reimbursement of certain organization and offering costs. However, we will not be obligated to reimburse our Advisor to the extent that selling commissions, the dealer manager fee and other organization and offering costs incurred by us exceed 15% of gross proceeds from our Primary Offering. During our acquisition and development stage, we expect to make payments to our Advisor in connection with the selection and origination or acquisition of investments, the management of our assets and costs incurred by our Advisor in providing services to us. We have an advisory agreement with our Advisor. Our advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and our Board, including a majority of our independent directors.

Cash Flows

Year ended December 31, 2012 Compared to December 31, 2011

Net cash provided by operating activities for the year ended December 31, 2012 was $13.2 million compared to $1.2 million for the year ended December 31, 2011. The increase in net cash provided by operating activities related to an increase in net interest income generated from our investments due to increased investment activity offset by fees paid to our Advisor for the acquisition and management of our investments and other general and administrative expenses related to our business.

Net cash (used in) investing activities for the year ended December 31, 2012 was $444.2 million compared to $75.5 million for the year ended December 31, 2011. Net cash (used in) investing activities for the year ended December 31, 2012 related to the origination of 15 CRE debt investments and the acquisition of three CRE securities, offset by the sale of two CRE securities. Net cash (used in) investing activities for the year ended December 31, 2011 related to the origination of six CRE debt investments and the acquisition of one CRE security.

Net cash provided by financing activities for the year ended December 31, 2012 was $590.9 million compared to $107.8 million for the year ended December 31, 2011. Net cash provided by financing activities in 2012 related to the net proceeds from the issuance of common stock through our Offering, net borrowings under our Credit Facilities and net proceeds from our NorthStar CMBS Financing Transaction, offset by the repayment of secured term loans, distributions paid on our common stock, share repurchases and the payment of deferred financing costs. Net cash provided by financing activities in 2011 related to the net proceeds from the issuance of common stock through our Offering offset by distributions paid on our common stock and share repurchases.

Year ended December 31, 2011 Compared to December 31, 2010

Net cash provided by operating activities was $1.2 million for the year ended December 31, 2011 compared to net cash used of $0.1 million for the year ended December 31, 2010. The increase in net cash provided by operating activities related to an increase in net interest income generated from our investments due to increased investment activity offset by fees paid to our Advisor for the acquisition and management of our investments and other general and administrative expenses related to our business.

Net cash (used in) investing activities was $75.5 million for the year ended December 31, 2011 compared to $27.8 million for the year ended December 31, 2010. Net cash (used in) investing activities in 2011 related to the origination of six CRE debt investments and the acquisition of one CRE security. Net cash (used in) investing activities for 2010 related to the acquisition of two CRE securities offset by the sale of one CRE security.

Net cash provided by financing activities was $107.8 million for the year ended December 31, 2011 compared to $48.2 million for the year ended December 31, 2010. Net cash provided by financing activities in 2011 related to the net proceeds from the issuance of common stock through our Offering offset by distributions paid on our common stock and share repurchases. Net cash provided by financing activities in 2010 related to net proceeds from the issuance of common stock through our Offering and borrowings incurred under our Term Asset-Backed Securities Loan Facilities, or TALF, agreements offset by the distributions paid on our common stock and share repurchases.

Contractual Obligations and Commitments

The following table presents contractual obligations and commitments as of December 31, 2012:

	Payments Due by Period				
	Total	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**After 5 years**
CMBS bonds payable	$124,659,168	$ —	$ —	$ —	$124,659,168
Credit facilities	126,321,250	11,685,000	87,786,250	26,850,000	—
Estimated asset management fees(1)	71,522,720	7,152,271	14,304,544	14,304,544	35,761,361
Estimated interest payments(2)	11,665,035	2,333,007	4,666,014	4,666,014	—
Unfunded commitments	29,785,714	19,285,714	10,500,000	—	—
PE fund JV commitment(3)	144,209,416	135,446,591	8,762,825	—	—
Total	$508,163,303	$175,902,583	$126,019,633	$45,820,558	$160,420,529

(1) Estimated asset management fees were calculated for the next ten years and assumes no additional investments.

(2) Estimated interest payments are based on the weighted average life of the borrowings. Applicable LIBOR convention plus the respective spread as of December 31, 2012 was used to estimate payments for our floating-rate debt.

(3) We have committed capital of $144.2 million, including $115.0 million of our initial investment and approximately $29.2 million associated with future fundings.

Off Balance Sheet Arrangements

We currently have no off balance sheet arrangements.

Related Party Arrangements

NS Real Estate Income Trust Advisor, LLC

Subject to certain restrictions and limitations, our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on our behalf. For such services, our Advisor receives fees and reimbursements from us. Below is a description and table of the fees and reimbursements incurred to our Advisor.

Organization and Offering Costs

Our Advisor, or its affiliates, is entitled to receive reimbursement for costs paid on our behalf in connection with our Offering. We are obligated to reimburse our Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds from our Primary Offering. Our Advisor does not expect reimbursable organization and offering costs, excluding selling commissions and the dealer manager fee, to exceed $15.0 million, or 1.5% of the total proceeds available to be raised from our Primary Offering. We shall not reimburse our Advisor for any organization and offering costs that our independent directors determine are not fair and commercially reasonable to us.

Operating Costs

Our Advisor, or its affiliates, is entitled to receive reimbursement for direct and indirect operating costs incurred by our Advisor in connection with administrative services provided to us. Indirect includes our allocable share of costs incurred by our Advisor for personnel and other overhead such as rent, technology and utilities. However, there is no reimbursement for personnel costs related to executive officers and other personnel involved in activities for which our Advisor receives an acquisition fee, asset management fee or disposition fee. We reimburse our Advisor quarterly for operating costs (including the asset management fee) based upon a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of our average invested assets; or (ii) 25% of our net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period, or the 2%/25% Guidelines. Notwithstanding the above, we may reimburse our Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. We calculate the expense reimbursement quarterly based upon the trailing twelve-month period.

Advisory Fees

Asset Management Fee

We pay our Advisor, or its affiliates, a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the principal amount funded or allocated for CRE debt investments originated or acquired and the cost of all other investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or our proportionate share thereof in the case of an investment made through a joint venture).

Asset Acquisition Fee

Our Advisor, or its affiliates, also receives an acquisition fee equal to 1.0% of the principal amount funded or allocated by us to originate or acquire CRE debt investments, or the amount invested in the case of other real estate investments, including acquisition expenses and any financing attributable to such investments. Acquisition fees paid to our Advisor related to the origination or acquisition of CRE debt investments are included in CRE debt investments, net on our consolidated balance sheets and amortized to interest income over the life of the investment using the effective interest method.

Asset Disposition Fee

For substantial assistance in connection with the sale of investments, our Advisor, or its affiliates, will receive a disposition fee equal to 1.0% of the contract sales price of each CRE debt or select CRE equity investment sold. We will not pay a disposition fee upon the maturity, prepayment, workout modification or extension of a CRE debt investment unless there is a corresponding fee paid by our borrower, in which case the disposition fee will be the lesser of: (i) 1.0% of the principal amount of the loan or debt-related investment prior to such transaction; or (ii) the amount of the fee paid by our borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a loan, we will pay a disposition fee upon the sale of such property. Disposition fees incurred to our Advisor on CRE debt investments are included in CRE debt investments, net on our consolidated balance sheets and amortized to interest income over the life of the investment using the effective interest method.

NorthStar Realty Securities, LLC

Selling Commissions and Dealer Manager Fees

Pursuant to a dealer manager agreement, we pay our Dealer Manager selling commissions of up to 7.0% of gross offering proceeds from our Primary Offering, all of which are reallowed to participating broker-dealers. In addition, we will pay our Dealer Manager a dealer manager fee of 3.0% of gross offering proceeds from our Primary Offering, a portion of which may be reallowed to participating broker-dealers. No selling commissions or dealer manager fee will be paid for sales under our DRP.

The following table presents the fees and reimbursements incurred to our Advisor for the years ended December 31, 2012, 2011 and 2010 and the amounts payable as of December 31, 2012 and 2011:

		Years Ended December 31,			Due to related party as of December 31,	
Type of Fee or Reimbursement	**Financial Statement Location**	**2012**	**2011**	**2010**	**2012(1)**	**2011**
Organization and offering costs						
Organization	General and administrative expenses	$ 470,339	$ 246,112	$ 42,151	$ 113,209	$ 23,514
Offering	Cost of capital(2)	5,563,511	1,600,193	17,849	2,150,964	937,597
Operating costs(3)	General and administrative expenses	2,396,809	761,087	133,648	522,799	230,985
Advisory fees						
Asset management	Advisory fees—related party	3,359,462	265,403	53,760	558,998	—
Asset acquisition(4)	Real estate debt investments, net	4,752,600	728,074	—	—	96,850
Asset disposition(4)	Real estate debt investments, net	23,750	—	—	23,750	—
Selling commissions / Dealer manager fees	Cost of capital(2)	42,384,721	12,023,777	2,475,920	—	—
Total					$3,369,720	$1,288,946

(1) For the year ended December 31, 2012, the aggregate amount of advisory fees and all other costs paid to our Advisor was $7.6 million and $6.6 million, respectively.

(2) Cost of capital is included in net proceeds from issuance of common stock in our consolidated statements of equity. For the year ended December 31, 2012, the ratio of offering costs to total capital raised was 11%.

(3) As of December 31, 2012, our Advisor has incurred unreimbursed operating costs of $5.6 million on behalf of us, of which $5.1 million is still allocable. For 2010, represents the amount from October 18, 2010 through December 31, 2010. For the year ended December 31, 2012, total operating expenses included in the 2%/25% Guidelines represented 2% of average invested assets and 39% of net income without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves.

(4) Asset acquisition/disposition fees incurred to our Advisor are generally offset by origination/exit fees paid to us by borrowers.

Sponsor Purchase of Common Stock

We are party to a Second Amended and Restated Distribution Support Agreement, as amended, or the Distribution Support Agreement, with our Sponsor pursuant to which our Sponsor has agreed to purchase up to an aggregate of $10.0 million in shares of our common stock at a price of $9.00 per share if cash distributions exceed MFFO to provide additional funds to support distributions to our stockholders. In April 2012, the Distribution Support Agreement was extended until July 2013. For the years ended December 31, 2012 and 2011, our Sponsor purchased 0.3 million and 0.2 million shares, respectively, of our common stock for $2.3 million and $2.3 million, respectively. For the year ended December 31, 2010, our Sponsor was not required to purchase shares under the Distribution Support Agreement. From inception through December 31, 2012, our Sponsor purchased 0.5 million shares for $4.6 million pursuant to the Distribution Support Agreement. For the third and fourth quarters of 2012, our Sponsor was not required to purchase shares in connection with the Distribution Support Agreement.

NorthStar CMBS Financing Transaction

As part of our NorthStar CMBS Financing Transaction, we contributed nine real estate debt investments with a $199.2 million aggregate principal amount and retained an equity interest of $70.0 million. Our Sponsor contributed five real estate debt investments with a $152.2 million aggregate principal amount and retained an equity interest of $54.0 million. In connection with this transaction, since we and our Sponsor both contributed assets into a single securitization, we entered into an agreement with our Sponsor that provides that we will both receive the economic benefit and bear the economic risk associated with the investments we each contributed into the securitization. In both cases, our respective retained interests are subordinate to the interests of the senior bondholders. In the unlikely event that either we or our Sponsor suffers a complete loss of such retained interests, any additional losses would be borne by the remaining retained interests held by us or our Sponsor, as the case may be, prior to the senior bondholders. We maintain effective control of our retained interest in the contributed assets.

PE Fund JV

In connection with our PE Fund JV, we agreed to assume certain rights and obligations under a subscription agreement to acquire a 29.5% interest in our PE Fund JV. Furthermore, we guaranteed all of the funding obligations that may be due and owing under our PE Fund JV. We and our Sponsor each agreed to indemnify the other proportionately for any losses that may arise in connection with the funding obligations or related transaction documents in the case of a joint default by either of us. We and our Sponsor further agreed to indemnify each other for all of the losses that may arise as a result of a default that was solely our responsibility or the responsibility of our Sponsor, as the case may be. Our Sponsor deposited an aggregate of $40.0 million in connection with this transaction, which includes $11.8 million on behalf of us, in the proportion of the respective capital contributions. Our portion of this deposit is recorded in due to related party on the consolidated balance sheets. The deposit is generally nonrefundable if the transactions are not consummated as a result of a default by either us or our Sponsor.

Recent Developments

Offering Proceeds

For the period from January 1, 2013 through March 1, 2013, we sold 11.4 million shares of common stock pursuant to our Offering generating gross proceeds of $113.1 million.

Distributions

On February 26, 2013, our Board approved a daily cash distribution of $0.002191781 per share of common stock, which is equivalent to an annual distribution rate of 8%, for each of the three months ended June 30, 2013. The distribution will be paid in cumulative amounts to the stockholders of record entitled to receive such distribution on May 1, 2013, June 3, 2013 and July 1, 2013.

Share Repurchases

On January 30, 2013, we repurchased 104,602 shares for a total of $1.0 million or $9.74 per share.

Sponsor Purchase of Common Stock

In February 2013, we determined that our Sponsor was not required to purchase shares under the Distribution Support Agreement for the quarter ended December 31, 2012.

New Investments

Subsequent to quarter end, we originated one first mortgage loan with a principal amount of $91.0 million, resulting in a leveraged current yield of 11.5%. Preston Butcher, is the chairman of the board of directors and chief executive officer of Legacy Partners Commercial, LLC, which is an investor in the borrowing entity. Mr. Butcher is a member of the board of directors of our Sponsor. We also acquired four CMBS in a $1.2 billion securitization for $23.3 million. The CMBS have an unleveraged current yield of 13.3% with appreciation potential. An affiliate of our Sponsor was named special servicer for the securitization.

We generally target investments that will allow us to pay distributions at an annualized rate of return of 8%. However, we are not required to pay distributions to our stockholders at a rate of 8% per annum or at all. As of February 21, 2013, the date of our last investment, our portfolio produced an expected current leveraged yield of 8.3% inclusive of unrestricted cash and net of expenses and had a weighted average leveraged current yield of 14.3%.

Completion of Initial Closing of PE Fund JV

On February 15, 2013, we completed the Initial Closing of our PE Fund JV. Pursuant to the terms of the agreement, the full purchase price for the transaction was funded at the Initial Closing, exclusive of future capital commitments underlying the fund interests in our PE Fund JV. Consequently, we funded $121.0 million (including the $11.8 million deposit) and our Sponsor (together with us, the NorthStar Entities), funded $289.0 million. In connection with the Initial Closing, the current owner of the fund interests, or the Class B Partner, contributed its interests in 18 of the approximately 50 funds subject to the transaction in exchange for all of the Class B partnership interests in our PE Fund JV. The funds that were contributed at the Initial Closing had an aggregate reported NAV of $304.0 million at June 30, 2012 and the total NAV of all funds expected to be contributed in the transaction had an aggregate reported NAV of $804.0 million at June 30, 2012. Since we are contractually entitled to our proportional share of all distributions derived from the fund interests since June 30, 2012 regardless of the date the fund interests are transferred to our PE Fund JV, from the Initial Closing, we will record our proportional share of all distributions that has accrued since June 30, 2012. Based on cash flows received from the fund interests from June 30, 2012 to December 31, 2012, we are generating a current yield on our investment of approximately 18%. There is no assurance we will realize this yield on our investment. The amounts funded and total NAV associated with the Initial Closing of our PE Fund JV differ from those previously reported due to additional fund interests anticipated to be acquired.

Our PE Fund JV is not expected to be a variable interest entity and is expected to be considered a voting interest entity due to shared power of the activities that most significantly impact the performance of the respective entities and therefore, the entity is not expected to be consolidated by us. We expect to account for our non-controlling financial interest in our PE Fund JV at fair value by electing the fair value option available under U.S. GAAP. We will determine fair value based on a valuation model using assumptions such as discount rate and timing and amount of expected future cash flows. We expect the use of the fair value election to result in equity in earnings from unconsolidated ventures which will approximate a level yield.

Shortly following the Initial Closing, the NorthStar Entities and the Class B Partner will "true up:" (i) any distributions received by the Class B Partner; and (ii) any contributions made by the Class B Partner, from the contributed funds since June 30, 2012, with the NorthStar Entities receiving any such distributions, and the NorthStar Entities reimbursing the Class B Partner for any such contributions, in each case in accordance with the terms of the agreements governing our PE Fund JV. One of our Sponsor's subsidiaries is the general partner of the partnerships which hold the interests that were contributed at the Initial Closing. We anticipate closing most of the remaining fund interests in the first quarter 2013. In connection with additional closings, either one of our Sponsor's or an affiliate of the

Class B Partner may be the general partner of the partnerships that will hold the additional fund interests. The closing of each of the remaining fund interests is subject to customary closing conditions, including third-party consents.

Primary Offering

In February 2013, we announced that our Primary Offering will end on or before July 19, 2013.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. Changes in interest rates may correlate with inflation rates and/or changes in inflation rates. Our consolidated financial statements are prepared in accordance with U.S. GAAP and our distributions are determined by our board of directors consistent with our obligation to distribute to our stockholders at least 90% of our REIT taxable income on an annual basis in order to maintain our REIT qualification; in each case, our activities and consolidated balance sheets are measured with reference to historical cost and/or fair value without considering inflation.

Refer to "Quantitative and Qualitative Disclosures About Market Risk" for additional details.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

We believe that FFO and MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with generally accepted accounting principles, or U.S. GAAP), excluding gains (losses) from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable properties owned directly or indirectly and after adjustments for unconsolidated/uncombined partnerships and joint ventures. We believe FFO, a non-GAAP measure, is an appropriate measure of the operating performance of a REIT and of our company in particular.

Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT's definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when we seek to implement a liquidity event or other exit strategy. However, it is likely that we will make investments past the acquisition and development stage, albeit at a substantially lower pace.

Acquisition fees paid to our Advisor in connection with the origination and acquisition of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore, included in the computation of net income (loss) and income (loss) from operations, both of which are performance measures under U.S. GAAP. Such acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. In the event that proceeds from our Offering are not sufficient to fund the payment or reimbursement of acquisition fees and expenses to our Advisor, such fees would be paid from other sources, including new financing, operating cash flow, net proceeds from the sale of investments or from other cash flows. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are originated or acquired by reducing cash flows and therefore the potential distributions to our stockholders. However, almost always, we earn origination fees from our borrowers in an amount equal to the acquisition fees paid to our Advisor, and as a result, the impact of acquisition fees to our operating performance and cash flows would be minimal.

Due to certain of the unique features of publicly-registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us.

The origination and acquisition of debt investments and the corresponding acquisition fees paid to our Advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) from operations over the life of our company.

MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP.

We compute MFFO in accordance with the definition established by the IPA. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the current IPA definition. MFFO excludes from FFO the following items:

- acquisition fees and expenses;
- non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);
- amortization of discounts and premiums on debt investments;
- non-recurring impairment of real estate-related investments;
- realized gains (losses) from the early extinguishment of debt;
- realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;
- unrealized gains (losses) from fair value adjustments on real estate securities, including commercial mortgage-backed securities and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;
- unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;
- adjustments related to contingent purchase price obligations; and
- adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the accretion of a discount and amortization of a premium on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities investments or other, as well as other adjustments.

MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based upon discounting the expected future cash flows of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. Due to our limited life, any loan loss reserves recorded may be difficult to recover.

We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and investors in assessing our future operating performance once our organization and offering, and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.

However, MFFO does have certain limitations. For instance, the effect of any accretion or amortization on investments originated or acquired at a discount or premium, respectively, are not reported in MFFO. In addition, realized gains (losses) from acquisition to dispositions are not reported in MFFO, even though such realized gains (losses) could affect our operating performance and cash available for distribution. Investors should note that any cash gains generated from the sale of investments would generally be used to fund new investments.

Neither FFO nor MFFO is equivalent to net income (loss) or cash from operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO are necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Set forth below is a reconciliation of FFO and MFFO to net income (loss) attributable to our common stockholders:

	Years Ended December 31,		
	2012	2011	2010
Funds from Operations:			
Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$15,303,530	$1,598,017	$ 1,629,592
Funds from Operations	$15,303,530	$1,598,017	$ 1,629,592
Modified Funds from Operations:			
Funds from Operations	$15,303,530	$1,598,017	$ 1,629,592
Amortization of premiums, discounts and fees on investments and borrowings, net	469,936	85,198	43,675
Realized (gains) losses on investments and other(1)	(3,027,959)	—	(199,604)
Unrealized (gains) losses from fair value adjustments	2,456,869	(732,231)	(1,724,637)
Modified Funds from Operations	$15,202,376	$ 950,984	$ (250,974)

(1) In June 2012, we sold two CRE securities generating gross sales proceeds of $32.4 million, representing a realized gain of $3.0 million that is excluded from MFFO.

Distributions Declared and Paid

We generally pay distributions on a monthly basis based on daily record dates. Since the commencement of our operations on October 18, 2010 through December 31, 2012, we have paid distributions at an annualized distribution rate of 8% based on a purchase price of $10.00 per share of our common stock.

The following table presents distributions declared for the years ended December 31, 2012 and 2011 and from inception through December 31, 2012:

	Distributions(1)				
Period	Cash	DRP	Total	Cash Flow from Operations(2)	Funds from Operations(2)
Year ended December 31, 2012	$16,307,695	$11,614,018	$27,921,713	$13,211,805	$15,303,530
Year ended December 31, 2011	3,885,336	1,770,350	5,655,686	1,175,030	1,598,017
Inception through December 31, 2012(3)	21,584,911	13,562,063	35,146,974	14,334,558	19,211,669

(1) Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.

(2) Contains reclassifications to conform with our consolidated financial statements on Form 10-K for the year ended December 31, 2011.

(3) Includes the results of NorthStar Income Opportunity REIT I, Inc. prior to our Merger Transaction. From inception through December 31, 2012, the difference between total distributions (including cash distributions and shares issued in connection with our DRP) and cash flow from operations was $16.9 million, of which $4.6 million related to shares purchased by our Sponsor pursuant to the Distribution Support Agreement and $11.8 million related to shares issued pursuant to our DRP.

The distributions in excess of our cash flow from operations were paid using Offering proceeds, including from the purchase of additional shares by our Sponsor. Over the long-term, however, we expect that our distributions will be paid entirely from cash flow from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. As a result, future distributions declared and paid may exceed cash flow from operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are primarily subject to interest rate risk and credit risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets and liabilities are held for investment and not for trading purposes.

Interest Rate Risk

Changes in interest rates affect our net interest income, which is the difference between the income earned on our investments and the interest expense incurred in connection with our borrowings and hedges.

Our CRE debt and securities investments bear interest at either a floating or fixed-rate. The interest rates on our floating-rate assets typically float at a fixed spread over an index such as LIBOR, and typically reprice every 30 days based on LIBOR in effect at the time. Currently, all of our floating-rate CRE debt investments have a fixed minimum LIBOR rate. Given the frequent and periodic repricing of our floating-rate assets, changes in benchmark interest rates are unlikely to materially affect the value of our floating-rate portfolio. Changes in short-term rates will, however, affect income from our investments.

Changes in interest rates could affect the value of our fixed-rate CRE debt and securities investments. For example, increasing interest rates would result in a higher required yield on investments, which would decrease the value on existing fixed-rate investments in order to adjust their yields to current market levels.

Our general financing strategy has focused on the use of "match-funded" structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets as closely as possible in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. In addition, we seek to match interest rates on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly, through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We are subject to interest rate risk because on certain investments, we maintain a net floating-rate asset position, and, therefore, our income will increase with increases in interest rates and decrease with declines in interest rates. As of December 31, 2012, all of our floating-rate investments had LIBOR floors in excess of the current LIBOR rate and our CRE securities were fixed rate, so a hypothetical 100 basis point increase in interest rates (including the effect of the interest rate floor) would decrease net income by $3.5 million.

Credit Spread Risk

The value of our fixed and floating-rate investments also change with market credit spreads. This means that when market-demanded risk premiums, or credit spreads, increase, the value of our fixed and floating-rate assets decrease and vice versa. The fixed-rate securities are valued based on a market credit spread over the rate payable on fixed-rate U.S. Treasury of like maturity. This means that their value is dependent on the yield demanded on such assets by the market, based on their credit relative to U.S. Treasuries. The floating-rate debt investments are valued based on a market credit spread over the applicable LIBOR. Excessive supply of these investments combined with reduced demand will generally cause the market to require a higher yield on these investments, resulting in the use of a higher or "wider" spread over the benchmark rate (usually the applicable U.S. Treasury yield) to value these assets. Under these conditions, the value of our portfolio should decrease. Conversely, if the spread used to value these assets were to decrease or "tighten," the value of these assets should increase.

Credit Risk

Credit risk in our CRE debt and securities investments relates to each individual borrower's ability to make required interest and principal payments on scheduled due dates. We seek to manage credit risk through our Advisor's comprehensive credit analysis prior to making an investment, actively monitoring our asset portfolio and the underlying credit quality of our holdings and subordination and diversification of our portfolio. Our analysis is based on a broad range of real estate, financial, economic and borrower-related factors which we believe are critical to the evaluation of credit risk inherent in a transaction. For the year ended December 31, 2012, three CRE debt investments contributed more than 10% of interest income.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The management of the Company established and maintains disclosure controls and procedures that are designed to ensure that material information relating to the Company and its subsidiaries required to be disclosed in the reports that are filed or submitted under the 1934 Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, the Company's management conducted an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Internal Control over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2012 based on the "Internal Control— Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

(b) Changes in internal control over financial reporting.

There have been no changes in the Company's internal control over financial reporting during the most recent quarter ended December 31, 2012 that have materially affected, or are reasonably likely to affect, internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
NorthStar Real Estate Income Trust, Inc.

We have audited the accompanying consolidated balance sheets of NorthStar Real Estate Income Trust, Inc. (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Real Estate Income Trust, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

New York, New York
March 5, 2013

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011
Assets		
Cash	$213,726,794	$ 53,859,334
Restricted cash	72,264,507	6,699,481
Real estate securities, available for sale	29,581,840	34,745,604
Real estate debt investments, net (see Note 7)	514,058,122	72,937,316
Receivables, net	4,654,546	1,087,677
Deferred costs and other assets, net	25,651,925	35,636
Total assets	$859,937,734	$169,365,048
Liabilities		
CMBS bonds payable	$124,491,302	$ —
Credit facilities	126,321,250	—
Secured term loans	—	24,061,212
Due to related party	15,164,592	1,288,946
Accounts payable and accrued expenses	462,656	412,568
Escrow deposits payable	71,847,373	6,699,481
Distribution payable	3,904,642	996,287
Total liabilities	342,191,815	33,458,494
Equity		
NorthStar Real Estate Income Trust, Inc. Stockholders' Equity		
Preferred stock, $0.01 par value per share; 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2012 and 2011	—	—
Common stock, $0.01 par value per share; 400,000,000 shares authorized, 60,204,641 and 15,846,892 shares issued and outstanding as of December 31, 2012 and 2011, respectively	602,046	158,468
Additional paid-in capital	532,617,038	138,967,790
Retained earnings (accumulated deficit)	(15,935,305)	(3,317,122)
Accumulated other comprehensive income (loss)	457,515	93,071
Total NorthStar Real Estate Income Trust, Inc. stockholders' equity	517,741,294	135,902,207
Non-controlling interests	4,625	4,347
Total equity	517,745,919	135,906,554
Total liabilities and equity	$859,937,734	$169,365,048

See accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2012	2011	2010
Net Interest Income			
Interest income	$24,600,771	$3,092,289	$1,484,691
Interest expense	3,299,346	902,482	799,911
Net interest income	21,301,425	2,189,807	684,780
Expenses			
Advisory fees—related party	3,359,462	265,403	53,760
General and administrative expenses	3,209,257	1,058,515	925,341
Total expenses	6,568,719	1,323,918	979,101
Income (loss) from operations	14,732,706	865,889	(294,321)
Realized gains (losses) on investments and other	3,027,959	—	199,604
Unrealized gains (losses) on investments and other	(2,456,869)	732,231	1,724,637
Net income (loss)	15,303,796	1,598,120	1,629,920
Less: net income (loss) attributable to non-controlling interests	266	103	328
Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$15,303,530	$1,598,017	$1,629,592
Net income (loss) per share of common stock, basic / diluted	$ 0.44	$ 0.22	$ 0.77
Weighted average number of shares of common stock outstanding	34,928,761	7,118,918	2,104,915

See accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2012	2011	2010
Net income	$15,303,796	$1,598,120	$1,629,920
Other comprehensive income (loss):			
Unrealized gain (loss) on real estate securities, available for sale	364,456	93,081	—
Total other comprehensive income (loss)	364,456	93,081	—
Comprehensive income	15,668,252	1,691,201	1,629,920
Less:			
Net income attributable to non-controlling interests	266	103	328
Other comprehensive income (loss) attributable to non-controlling interests	12	10	—
Comprehensive income attributable to NorthStar Real Estate Income Trust, Inc.	$15,667,974	$1,691,088	$1,629,592

See accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Company's Stockholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount						
Balance, December 31, 2009	113,828	$ 1,138	$ 998,862	$ 680,530	$ —	$ 1,680,530	$3,361	$ 1,683,891
Shares of the accounting acquiree	39,039	390	62,326	—	—	62,716	545	63,261
Net proceeds from issuance of common stock	3,920,386	39,204	33,806,124	—	—	33,845,328	—	33,845,328
Proceeds from DRP	14,129	141	133,232	—	—	133,373	—	133,373
Shares redeemed for cash	(893,968)	(8,939)	(8,233,445)	—	—	(8,242,384)	—	(8,242,384)
Distributions declared	—	—	—	(1,569,575)	—	(1,569,575)	—	(1,569,575)
Amortization of equity-based compensation	—	—	8,439	—	—	8,439	—	8,439
Net income	—	—	—	1,629,592	—	1,629,592	328	1,629,920
Balance, December 31, 2010	3,193,414	$ 31,934	$ 26,775,538	$ 740,547	$ —	$ 27,548,019	$4,234	$ 27,552,253
Net proceeds from issuance of common stock	12,507,536	125,075	110,842,614	—	—	110,967,689	—	110,967,689
Proceeds from DRP	153,190	1,532	1,453,776	—	—	1,455,308	—	1,455,308
Shares redeemed for cash	(14,748)	(148)	(147,332)	—	—	(147,480)	—	(147,480)
Issuance and amortization of equity-based compensation	7,500	75	43,194	—	—	43,269	—	43,269
Other comprehensive income (loss)	—	—	—	—	93,071	93,071	10	93,081
Distributions declared	—	—	—	(5,655,686)	—	(5,655,686)	—	(5,655,686)
Net income (loss)	—	—	—	1,598,017	—	1,598,017	103	1,598,120
Balance, December 31, 2011	15,846,892	$158,468	$138,967,790	$ (3,317,122)	$ 93,071	$135,902,207	$4,347	$135,906,554
Net proceeds from issuance of common stock (see Note 7)	43,407,074	434,071	384,665,814	—	—	385,099,885	—	385,099,885
Proceeds from DRP	1,084,678	10,847	10,293,599	—	—	10,304,446	—	10,304,446
Shares redeemed for cash	(141,503)	(1,415)	(1,370,230)	—	—	(1,371,645)	—	(1,371,645)
Issuance and amortization of equity-based compensation	7,500	75	60,065	—	—	60,140	—	60,140
Other comprehensive income (loss)	—	—	—	—	364,444	364,444	12	364,456
Distributions declared	—	—	—	(27,921,713)	—	(27,921,713)	—	(27,921,713)
Net income (loss)	—	—	—	15,303,530	—	15,303,530	266	15,303,796
Balance, December 31, 2012	60,204,641	$602,046	$532,617,038	$(15,935,305)	$457,515	$517,741,294	$4,625	$517,745,919

See accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 15,303,796	$ 1,598,120	$ 1,629,920
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Amortization of premiums, discounts and fees on investments and borrowings, net	469,936	85,198	43,675
Amortization of deferred financing costs	390,872	10,580	9,071
Interest accretion on investments	(301,363)	—	—
Realized gain on investments and other	(3,027,959)	—	(199,604)
Unrealized (gains) losses on investments and other	2,456,869	(732,231)	(1,724,637)
Amortization of equity-based compensation	60,140	43,269	8,439
Loan acquisition costs	(155,550)	(151,074)	—
Changes in assets and liabilities:			
Restricted cash	(417,134)	—	—
Receivables, net	(1,523,859)	(204,724)	(120,026)
Due to related party	(94,032)	207,123	144,226
Accounts payable and accrued expenses	50,089	318,769	103,029
Net cash provided by (used in) operating activities	13,211,805	1,175,030	(105,907)
Cash flows from investing activities:			
Origination of real estate debt investments	(445,474,286)	(72,807,400)	—
Repayments on real estate debt investments	4,750,000	—	—
Acquisition of real estate securities	(26,144,380)	(2,720,000)	(29,616,265)
Proceeds from sales of real estate securities	32,378,694	—	1,852,500
Purchase of derivative instrument	(9,750,000)	—	—
Net cash provided by (used in) investing activities	(444,239,972)	(75,527,400)	(27,763,765)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	382,938,676	109,088,211	33,682,941
Proceeds from issuance of common stock, related party	2,293,005	2,278,826	—
Proceeds from DRP	10,304,446	1,455,308	133,373
Shares redeemed for cash	(1,371,645)	(147,480)	(8,242,384)
Distributions paid on common stock	(25,013,358)	(4,867,993)	(1,360,981)
Borrowings under secured term loans	—	—	24,089,417
Repayment of secured term loans	(24,061,212)	—	(28,205)
Borrowings under credit facilities	244,048,440	—	—
Repayments of credit facilities	(117,727,190)	—	—
Proceeds from CMBS bonds	129,215,614	—	—
Repayment of CMBS bonds	(4,750,000)	—	—
Payment of deferred financing costs	(4,981,149)	—	(55,287)
Net cash provided by (used in) financing activities	590,895,627	107,806,872	48,218,874
Net increase (decrease) in cash	159,867,460	33,454,502	20,349,202
Cash—beginning of period	53,859,334	20,404,832	55,630
Cash—end of period	$ 213,726,794	$ 53,859,334	$ 20,404,832
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,699,615	$ 891,887	$ 749,267
Supplemental disclosure of non-cash investing and financing activities:			
Escrow deposits payable related to real estate debt investments	$ 65,147,892	$ 6,699,481	$ —
Due to related party	11,794,872	—	—
Distribution payable	3,904,642	996,287	208,594
Accrued cost of capital (see Note 7)	2,372,526	1,015,723	44,902
Subscriptions receivable, gross	2,240,822	842,020	270,550

See accompanying notes to consolidated financial statements.

1. Formation and Organization

NorthStar Real Estate Income Trust, Inc. (the "Company") was formed on January 26, 2009 and elected to qualify as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2010. The Company was organized primarily to originate, acquire and asset manage a diversified portfolio of commercial real estate ("CRE") debt, securities and other select equity investments. CRE debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. CRE securities will primarily consist of commercial mortgage-backed securities ("CMBS") and may include unsecured REIT debt, collateralized debt obligation ("CDO") notes and other securities. The Company is externally managed by NS Real Estate Income Trust Advisor, LLC (the "Advisor") and has no employees. The Advisor uses the investment professionals of NorthStar Realty Finance Corp. (the "Sponsor") to manage the business. The Sponsor is a real estate investment and asset management company publicly traded on the New York Stock Exchange and was formed in October 2003.

Substantially all business is conducted through NorthStar Real Estate Income Trust Operating Partnership, LP, the operating partnership (the "OP"). The Company is the sole general partner of the OP. The initial limited partners of the OP are the Advisor and NorthStar OP Holdings, LLC (the "Special Unit Holder"). The Advisor invested $1,000 in the OP in exchange for common units and the Special Unit Holder invested $1,000 in the OP and has been issued a separate class of limited partnership units (the "Special Units"), which are collectively recorded as non-controlling interests on the consolidated balance sheets as of December 31, 2012 and 2011. As the Company accepts subscriptions for shares, it will transfer substantially all of the net proceeds from its continuous public offering to the OP as a capital contribution. As of December 31, 2012, the Company's limited partnership interest in the OP was 99.96%.

The Company's charter authorizes the issuance of up to 400,000,000 shares of common stock with a par value of $0.01 per share and 50,000,000 shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

On March 4, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a minimum of 200,000 shares and a maximum of 110,526,315 shares of common stock in a continuous, public offering, of which 100,000,000 shares can be offered pursuant to the primary offering (the "Primary Offering"), and 10,526,315 shares can be offered pursuant to the distribution reinvestment plan (the "DRP"), and are herein collectively referred to as the Offering. The SEC declared the Company's registration statement effective on July 19, 2010 and the Company retained NorthStar Realty Securities, LLC (the "Dealer Manager"), a wholly-owned subsidiary of the Sponsor, to serve as the dealer manager of the Primary Offering. The Dealer Manager is responsible for marketing the shares being offered pursuant to the Primary Offering.

On October 18, 2010, the Company completed a merger, accounted for as a reverse merger and recapitalization, with NorthStar Income Opportunity REIT I, Inc. ("NSIO REIT") also sponsored by the Sponsor (the "Merger Transaction"). The Company was considered the surviving legal entity and NSIO REIT was considered the accounting acquirer and the surviving accounting entity. As the surviving accounting entity, NSIO REIT's financial information is presented in these consolidated financial statements on a historical carryover basis.

1. Formation and Organization (Continued)

2,828,552 shares of NSIO REIT, par value $0.01 per share, issued and outstanding immediately prior to the Merger Transaction were converted into 2,897,694 shares of the Company's common stock, par value $0.01, at a conversion rate of 1.02444444 shares of the Company's stock for every one share of NSIO REIT stock and 893,968 shares of NSIO REIT, par value $0.01 per share, issued and outstanding immediately prior to the Merger Transaction were converted into cash, without interest, in an amount of $9.22 per share. All NSIO REIT stockholders who would otherwise have been entitled to a fractional share of the Company's shares received cash in an amount equal to such fraction of the Company's shares based on a conversion price of $9.22. The Company used $8,242,384 of the cash received from NSIO REIT in connection with the closing of the Merger Transaction to satisfy the obligation to pay the cash consideration. On the closing date, 411 NSIO REIT stockholders became stockholders of the Company with each of their shares of NSIO REIT common stock being converted to unregistered shares of the Company's common stock at the ratio set forth above.

From inception through December 31, 2012, the Company has raised gross proceeds of $600.1 million from the Offering, including proceeds from the Merger Transaction.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries and voting interest entities which are generally majority or wholly-owned and controlled by the Company. All significant intercompany balances have been eliminated in consolidation.

Variable Interest Entities

A variable interest entity ("VIE") is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and its quantitative analysis on the forecasted cash flows of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, has a potentially significant interest in the entity and controls such entity's significant decisions. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most

2. Summary of Significant Accounting Policies (Continued)

significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

The Company evaluates its CRE debt and securities investments and its financings structured as securitizations to determine whether they are a VIE. The Company analyzes new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment or financing. As of December 31, 2012, the Company has not identified any VIEs related to its investments or financings.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participation rights that result in shared power of the activities that most significantly impact the performance of the entity.

The Company performs on-going reassessments of whether entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in and Advances to Unconsolidated Ventures

The Company has non-controlling, unconsolidated ownership interests in entities that are generally accounted for using the equity method. When the Company owns a non-controlling financial interest in an entity and is deemed to exert significant influence over the entity's operating and financial policies, the investment is accounted for either: (i) under the equity method where the investment is increased each period for additional capital contributions and a proportionate share of the entity's earnings and decreased for cash distributions and a proportionate share of the entity's losses; or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the Company owns 20% to 50% of the entity's common stock or in-substance common stock. The Company may account for such investments using the cost method if the Company does not maintain significant influence over the unconsolidated entity.

Under the equity method, capital contributions, distributions and profits and losses of such entities are allocated in accordance with the terms of the applicable partnership and limited liability company agreements. Such allocations may differ from the stated percentage interests, if any, in such entities as a result of preferred returns and allocation formulas as described in such agreements.

2. Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Reclassifications

Certain prior period amounts have been reclassified in the consolidated financial statements to conform to current period presentation.

Comprehensive Income (Loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) ("OCI"). The only component of OCI is unrealized gain (loss) on CRE securities for which the fair value option of accounting was not elected.

Cash

The Company considers all highly-liquid investments with a remaining maturity date of three months or less to be cash. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions and, to date, the Company has not experienced any losses on cash.

Restricted Cash

Restricted cash consists of escrow deposits for future debt service payments, taxes, insurance, tenant improvements and other costs collected in connection with loan originations and the NorthStar CMBS Financing Transaction (refer to Note 6).

Fair Value Option

The fair value option provides an election that allows companies to irrevocably elect fair value for certain financial assets and liabilities on an instrument-by-instrument basis at initial recognition. The Company will generally not elect the fair value option of accounting for its assets and liabilities. However the Company may elect to apply the fair value option of accounting to certain of its CRE securities investments. Changes in fair value for assets and liabilities for which the election is made will be recognized in income as they occur.

Real Estate Debt Investments

CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, discounts, premiums and unfunded commitments. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if

2. Summary of Significant Accounting Policies (Continued)

deemed appropriate, which approximates fair value. As of December 31, 2012, the Company did not have any impaired CRE debt investments.

Real Estate Securities

The Company classifies its CRE securities investments as available for sale on the acquisition date which are carried at fair value, with any unrealized gains (losses) reported as a component of accumulated other comprehensive income (loss) in the consolidated statements of equity. However, the Company may elect the fair value option for certain of its available for sale securities, and as a result, any unrealized gains (losses) on such securities are recorded in unrealized gains (losses) on investments and other in the consolidated statements of operations. As of December 31, 2012, the Company did not have any CRE securities investments for which it elected the fair value option.

Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related discount, premium, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in the consolidated statements of operations. The accretion of discount or amortization of a premium is discontinued if such loan is reclassified to held for sale.

Real Estate Securities

Interest income is recognized using the effective interest method with any purchased premium or discount accreted through earnings based upon expected cash flows through the expected maturity date of the security. Depending on the nature of the investment, changes to expected cash flows may result in a change to the yield which is then applied prospectively or retrospectively to recognize interest income.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when based on current information and events it is probable that the Company will not be able to collect principal and interest amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis, or more frequently as necessary. Significant judgment of the Company is required in this analysis. The Company considers the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to

2. Summary of Significant Accounting Policies (Continued)

absorb probable losses. As of December 31, 2012, the Company did not have any impaired CRE debt investments.

Income recognition is suspended for loans at the earlier of the date at which payments become 90-days past due or when, in the opinion of the Company, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and/or legally discharged.

Real Estate Securities

CRE securities for which the fair value option is not elected are evaluated quarterly for other-than-temporary impairment ("OTTI"). Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired, the security is written down to its fair value. The amount of OTTI is then bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated other comprehensive income (loss) in the consolidated statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts recognized through other comprehensive income (loss) are amortized over the life of the security with no impact on earnings. As of December 31, 2012, the Company did not have any OTTI recorded on its CRE securities investments.

CRE securities for which the fair value option is elected are not evaluated for OTTI as changes in fair value are recorded in the consolidated statements of operations. Realized losses on such securities are reclassified to realized gains (losses) on investments and other as losses occur.

Derivatives

Derivatives are used to manage exposure to interest rate risk. All cash settlements and changes in fair value are recorded in interest income in the consolidated statements of operations. As of December 31, 2012, the Company had one interest rate floor as a general hedge related to its floating-rate investments, maturing in October 2015 with a fair value of $9.2 million and a notional amount of $225.0 million. Derivatives are generally valued using a third-party pricing service. These quotations are not adjusted and are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy (refer to Note 3). The interest rate floor is included in deferred costs and other assets, net on the consolidated balance sheet as of December 31, 2012.

2. Summary of Significant Accounting Policies (Continued)

Organization and Offering Costs

The Advisor, or its affiliates, is entitled to receive reimbursement for costs paid on behalf of the Company in connection with the Offering. The Company is obligated to reimburse the Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds from the Primary Offering. The Advisor does not expect reimbursable organization and offering costs to exceed $15.0 million, or 1.5% of the total proceeds available to be raised from the Primary Offering. The Company records organization and offering costs each period based upon an allocation determined by the expectation of total organization and offering costs to be reimbursed. Organization costs are recorded as an expense in general and administrative expenses in the consolidated statements of operations and offering costs are recorded as a reduction to equity.

Equity-Based Compensation

The Company accounts for its equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the award's vesting period on a straight-line basis. Equity-based compensation is classified within general and administrative expense in the consolidated statements of operations.

Income Taxes

The Company has elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code of 1986, as amended. Accordingly, the Company generally will not be subject to U.S. federal income tax to the extent of its distributions to stockholders and as long as certain asset, income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company believes that all of the criteria to maintain the Company's REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods. The Company has assessed its tax positions for all open tax years and concluded there were no material uncertainties to be recognized. As of December 31, 2012, the tax years ended December 31, 2012, 2011 and 2010 remain subject to examination by major tax jurisdictions.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued an accounting update to amend existing guidance concerning fair value measurements and disclosures. The update is intended to achieve common fair value measurements and disclosure requirements under U.S. GAAP and International Financial Reporting Standards and is effective in the first interim or annual period beginning after December 15, 2011. The Company adopted this accounting update in the first quarter

2. Summary of Significant Accounting Policies (Continued)

2012 and the required disclosures have been incorporated into Note 3 of the consolidated financial statements. The adoption did not have a material impact on the consolidated financial statements.

In June 2011, the FASB issued an accounting update concerning the presentation of comprehensive income. The update requires either a single, continuous statement of comprehensive income be included in the statement of operations or an additional statement of comprehensive income immediately following the statement of operations. The update does not change the components of OCI that must be reported but it eliminates the option to present OCI on the statement of equity. In February 2013, the FASB issued an accounting update to present the reclassification adjustments to OCI by component on the face of the statement of operations or in the notes to the consolidated financial statements. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety into earnings, an entity is required to cross-reference to other disclosures required under U.S. GAAP to provide additional detail about those amounts. The update is effective for the Company in the first quarter 2013. Early adoption is permitted. The Company is currently evaluating the impact of this accounting update and does not expect it will have a material impact on the consolidated financial statements. The remaining requirements of the accounting update were effective for the Company in the first quarter 2012 and were applied retrospectively to all periods reported after the effective date. There was no impact on the consolidated financial statements as the Company currently complies with the update.

3. Fair Value

Fair Value Measurement

The Company follows fair value guidance in accordance with U.S. GAAP to account for its financial instruments. The Company categorizes its financial instruments based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets.

b) Quoted prices for identical or similar assets or liabilities in non-active markets.

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d) Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

3. Fair Value (Continued)

Financial assets and liabilities recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company determines the prices are representative of fair value through a review of available date, including observable inputs, recent transactions as well as its knowledge and experience of the market.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Real Estate Securities

CRE securities are generally valued using a third-party pricing service or broker quotations. These quotations are not adjusted and are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain CRE securities may be valued based on a single broker quote or an internal price which may have less observable pricing, and as such, would be classified as Level 3 of the fair value hierarchy.

Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of December 31, 2012 and 2011 by level within the fair value hierarchy:

	December 31, 2012				December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset type:								
Real estate securities	$—	$29,581,840	$—	$29,581,840	$—	$34,745,604	$—	$34,745,604

As of December 31, 2012 and 2011, the Company had no financial assets or liabilities that were accounted for at fair value on a non-recurring basis.

In the second quarter 2012, the Company sold the only two CRE securities for which the fair value option was elected. As a result, the Company did not have any financial assets or liabilities for which it elected the fair value option as of December 31, 2012.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized unrealized gains (losses) of ($2.5) million, $0.7 million and $1.7 million, respectively, for financial assets for which the fair value option was elected. These amounts are recorded as unrealized gains (losses) on investments and other in the consolidated statements of operations.

Fair Value of Financial Instruments

In addition to the above disclosures regarding financial assets or liabilities which are recorded at fair value, U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosures of estimated fair value of financial instruments were determined by the Company, using

3. Fair Value (Continued)

available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities as of December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011		
	Principal Amount	Carrying Value	Fair Value	Principal Amount	Carrying Value	Fair Value
Financial assets:(1)						
Real estate securities, available for sale(2)	$ 30,575,000	$ 29,581,840	$ 29,581,840	$32,856,000	$34,745,604	$34,745,604
Real estate debt investments, net	513,833,049(3)	514,058,122	513,833,049	72,807,400	72,937,316	72,807,400
Financial liabilities:(1)						
CMBS bonds payable	$124,659,168	$124,491,302	$124,862,021	$ —	$ —	$ —
Credit facilities	126,321,250	126,321,250	126,321,250	—	—	—
Secured term loans	—	—	—	24,061,212	24,061,212	25,451,764

(1) The fair value of other financial instruments not included in this table are estimated to approximate their carrying amounts.

(2) Refer to the "Determination of Fair Value" above for a discussion of methodologies used to determine fair value.

(3) Excludes future funding commitments of $29.8 million.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Real Estate Debt Investments

For CRE debt investments, fair value was approximated by comparing the current yield to the estimated yield for newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment. Prices were calculated assuming fully-extended maturities regardless of structural or economic tests required to achieve such extended maturities. These fair value measurements of CRE debt are generally based on unobservable inputs and, as such, are classified as Level 3 of the fair value hierarchy.

Credit Facilities

The Company has amounts outstanding under five credit facilities all of which bear floating rates of interest. As of the reporting date, the Company believes the carrying value approximated fair value. These fair value measurements are based on observable inputs and are classified as Level 2 of the fair value hierarchy.

3. Fair Value (Continued)

CMBS Bonds Payable

CMBS bonds payable are valued using quotations from nationally recognized financial institutions that generally acted as underwriter for the transactions. These quotations are not adjusted and are generally based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy.

Secured Term Loans

The estimated fair value is based on interest rates available for issuance of liabilities with similar terms and remaining maturities. This fair value measurement is based on observable inputs and is classified as Level 2 of the fair value hierarchy.

4. Real Estate Securities

CRE securities are comprised of CMBS backed by a pool of CRE loans which are typically well-diversified by type and geography. The following is a summary of CRE securities:

CMBS:	Number	Principal Amount(1)	Amortized Cost	Cumulative Unrealized Gain (Loss) on Investments	Fair Value	Weighted Average Coupon(2)	Weighted Average Current Yield
December 31, 2012	4	$30,575,000	$29,124,303	$ 457,537	$29,581,840	5.39%	5.71%
December 31, 2011	3	$32,856,000	$32,195,653	$2,549,951	$34,745,604	5.53%	8.94%

(1) Certain CRE securities serve as collateral for financing transactions including carrying value of $18.2 million for the CMBS Facilities (refer to Note 6). The remainder is unleveraged.

(2) All CMBS are fixed rate.

In June 2012, the Company sold two CRE securities for proceeds of $32.4 million. In connection with the sale, the Company recorded a realized gain on investments and other of $3.0 million in its consolidated statements of operations.

The Company recorded unrealized gains in OCI for the years ended December 31, 2012 and 2011 of $0.4 million and $0.1 million, respectively. The Company did not record any unrealized gains in OCI for the year ended December 31, 2010.

As of December 31, 2012, the weighted average contractual maturity of CRE securities was 31 years with an expected life of 5.0 years.

5. Real Estate Debt Investments

The following is a summary of CRE debt investments, all of which have been directly originated by the Company, as of December 31, 2012:

Asset Type:	Number	Principal Amount(1)	Carrying Value(2)	Weighted Average Fixed Rate	Weighted Average Spread over LIBOR(3)	Weighted Average Current Yield	Weighted Average Initial Maturity	Floating Rate as % of Principal Amount
First mortgage loans	18	$486,991,532	$476,716,605	13.25%	6.14%	8.22%	May-15	89.5%
Mezzanine loans	2	56,627,231	37,341,517	11.50%	10.00%	12.12%	May-13	8.2%
Total/Weighted average	20	$543,618,763	$514,058,122	12.47%	6.18%	8.50%	Mar-15	81.0%

(1) Includes interest accretion, to the extent applicable, and future funding commitments of $29.8 million.

(2) Certain CRE debt investments serve as collateral for financing transactions including carrying value of $194.5 million for the CMBS bonds payable (refer to Note 6) and $197.6 million for the Term Loan Facilities (refer to Note 6). The remainder is unleveraged.

(3) All floating-rate loans are subject to a fixed minimum LIBOR rate ("LIBOR floor"). As of December 31, 2012, the weighted average LIBOR floor for all floating-rate loans was 1.61%.

As of December 31, 2012, the weighted average leveraged current yield on debt investments was 13.6%.

The following is a summary of CRE debt investments, all of which have been directly originated by the Company, as of December 31, 2011:

Asset Type:	Number	Principal Amount	Carrying Value	Weighted Average Spread over LIBOR(1)	Weighted Average Current Yield	Weighted Average Initial Maturity	Floating Rate as % of Principal Amount
First mortgage loans	5	$68,307,400	$68,436,947	4.95%	8.28%	Sep-14	100.0%
Mezzanine loans	1	4,500,000	4,500,369	10.00%	15.15%	Dec-16	100.0%
Total/Weighted average	6	$72,807,400	$72,937,316	5.26%	8.70%	Nov-14	100.0%

(1) All loans are subject to a LIBOR floor. As of December 31, 2011, the weighted average LIBOR floor for all loans was 3.37%.

5. Real Estate Debt Investments (Continued)

Maturities of principal amount of CRE debt investments as of December 31, 2012 are as follows:

	Initial Maturity	Maturity Including Extensions(1)
2013	$ 64,480,000	$ —
2014	104,231,532	52,000,000
2015	309,980,000	12,480,000
2016	64,927,231	63,557,400
2017	—	350,654,132
Thereafter	—	64,927,231
Total	$543,618,763	$543,618,763

(1) Maturity Including Extensions assumes that all debt with extension options will qualify for extension at initial maturity according to the conditions stipulated in the related debt agreements.

Credit Quality Monitoring

CRE debt investments are typically first mortgage loans secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based upon: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms, and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company's expectations as to the ultimate recovery of principal at maturity.

The Company categorizes a debt investment for which it expects to receive full payment of contractual principal and interest payments as "performing." The Company will categorize a weaker credit quality debt investment that is currently performing, but for which it believes future collection of all or some portion of principal and interest is in doubt, into a category called "performing with a loan loss reserve." The Company will categorize a weaker credit quality debt investment that is not performing, which the Company defines as a loan in maturity default and/or is past due at least 90 days on its contractual debt service payments, as a non-performing loan ("NPL"). The Company's definition of an NPL may differ from that of other companies that track NPLs.

As of December 31, 2012, all CRE debt investments were performing in accordance with the terms of the loan agreements and were categorized as performing loans. For the years ended December 31, 2012 and 2011, three and one, respectively, CRE debt investments contributed more than 10% of interest income. For the year ended December 31, 2010, no CRE debt investments contributed more than 10% of interest income.

6. Borrowings

The following table presents a summary of borrowings as of December 31, 2012 and 2011:

				December 31, 2012		December 31, 2011	
	Type	Final Maturity	Contractual Interest Rate(1)	Principal Amount	Carrying Value	Principal Amount	Carrying Value
CMBS bonds payable							
CMBS 2012-1	Non-recourse	Aug-29	1.87%	$124,659,168	$124,491,302	$ —	$ —
Subtotal CMBS bonds payable				124,659,168	124,491,302	—	—
Credit facilities							
Loan Facility 1	Partial Recourse(2)	Feb-16(3)	2.96%(4)	32,836,250	32,836,250	—	—
Loan Facility 2	Partial Recourse(5)	Jul-17(6)	3.85%(7)	54,950,000	54,950,000	—	—
Loan Facility 3	Non-recourse	Jul-18(8)	4.65%(9)	26,850,000	26,850,000	—	—
CMBS Facilities	Recourse	(10)	1.42%	11,685,000	11,685,000	—	—
Subtotal credit facilities				126,321,250	126,321,250	—	—
Secured term loans							
TALF 1	Non-recourse	Jan-15	3.73%	—	—	11,629,213	11,629,213
TALF 2	Non-recourse	Feb-15	3.69%	—	—	12,431,999	12,431,999
Subtotal secured term loans				—	—	24,061,212	24,061,212
Grand Total				$250,980,418	$250,812,552	$24,061,212	$24,061,212

(1) Represents the weighted average as of December 31, 2012.

(2) Recourse solely with respect to 25% of "core" assets and 100% of "flex" assets, which may only represent 25% of the total credit facility, as such terms are defined in the governing documents.

(3) The initial maturity date is February 28, 2014, with two, one-year extensions available at the option of the Company, which may be exercised upon the satisfaction of certain customary conditions set forth in the agreement.

(4) The contractual interest rate depends upon asset type, subject to adjustment, and ranges from one-month LIBOR plus a spread of 2.5% to 3.0%. The Company has also incurred an immaterial amount of non-utilization fees.

(5) Recourse solely with respect to 25% of the repurchase price for purchased assets with a debt yield equal to or greater than 10% at the time of financing plus 100% of the repurchase price for purchased assets with a debt yield less than 10% at the time of financing.

(6) The initial maturity date is July 18, 2014, with three, one-year extensions available at the option of the Company, which may be exercised upon the satisfaction of certain customary conditions set forth in the agreement.

(7) The contractual interest rate depends upon asset type and characteristic and ranges from one-month LIBOR plus a spread of 2.0% to 4.0%.

(8) The initial maturity date is July 30, 2015, with three, one-year extensions available at the option of the Company, which may be exercised upon the satisfaction of certain customary conditions set forth in the agreement.

(9) The contractual interest rate depends upon asset type and characteristic and ranges from one-month LIBOR plus a spread of 3.95% to 5.95%.

(10) The maturity dates on the CMBS Facilities is dependent upon asset type and will typically range from two to three months.

In June 2012, the Company repaid in full the secured term loans that were used to finance two CRE securities.

6. Borrowings (Continued)

The following table presents scheduled principal payment requirements on borrowings as of December 31, 2012:

	Total	CMBS Bonds Payable	Credit Facilities
2013	$ 11,685,000	$ —	$ 11,685,000
2014	87,786,250	—	87,786,250
2015	26,850,000	—	26,850,000
2016	—	—	—
2017	—	—	—
Thereafter	124,659,168	124,659,168	—
Total	$250,980,418	$124,659,168	$126,321,250

NorthStar CMBS Financing Transaction

In November 2012, the Company closed a $351.4 million CMBS financing transaction collateralized by CRE debt investments originated by the Company and its Sponsor ("NorthStar CMBS Financing Transaction"). The Company contributed nine CRE debt investments with a $199.2 million aggregate principal amount and retained an equity interest of $70.0 million. A total of $227.5 million of CMBS bonds were issued, $129.5 million of which was used to finance the assets the Company contributed, representing an advance rate of 65% and a weighted average coupon of LIBOR + 1.63%. The Company expects to generate an approximate 15% yield on its invested equity, inclusive of fees and transaction expenses. There is no assurance the Company will realize this expected yield on its invested equity. The Company's actual yield on its invested equity could vary significantly from its expectations. The Company used the proceeds to repay $117.7 million of borrowings on the Term Loan Facilities.

The retained interests of the Company and the Sponsor are held by a general partnership, with both the Company and the Sponsor as general partners (the "Securitization JV"). Both the NorthStar CMBS Financing Transaction and the Securitization JV are not VIEs and are considered voting interest entities due to shared power of the activities that most significantly impact the performance of the respective entities and therefore, the entities were not consolidated by the Company. The transferred assets failed sale treatment under U.S. GAAP as the Company maintains effective control of its contributed assets. The Company, therefore, continues to record its CRE debt investments transferred to the NorthStar CMBS Financing Transaction on its consolidated balance sheets. The Company also reflects its respective CMBS bonds payable on its consolidated balance sheets.

Loan Facility 1

In February 2012, an indirect wholly-owned subsidiary of the Company entered into a master repurchase and securities contract ("Loan Facility 1") of $100.0 million to finance first mortgage loans secured by commercial real estate. In connection with Loan Facility 1, the Company entered into a guaranty agreement, under which the Company guarantees certain obligations under Loan Facility 1. Additionally, the OP provided a pledge and security agreement over its interests in the borrowing subsidiary of the Company. Loan Facility 1 and related agreements contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. The Company has also agreed to guarantee certain customary obligations

6. Borrowings (Continued)

under Loan Facility 1 if the Company or an affiliate of the Company engages in certain customary bad acts. Loan Facility 1 contains a liquidity covenant that requires the borrowing subsidiary of the Company to maintain at least $5.0 million and a maximum of $15.0 million in unrestricted cash or cash equivalents at all times during the term of Loan Facility 1. In addition, the Company is required to maintain: (i) total equity equal to $108.7 million subject to increases equal to 80% of aggregate net proceeds raised up to a maximum of $250 million; (ii) a ratio of EBITDA (as defined in the limited guaranty agreement) to fixed charges of not less than 1.4x; and (iii) a ratio of total borrowings to total equity not greater than 300%. In addition, Loan Facility 1 requires the maintenance of a loan-to-collateral value ratio that may require the Company to provide additional collateral or make cash payments. As of December 31, 2012, the Company was not required to post additional collateral or make cash payments to maintain such ratio.

Loan Facility 2

In July 2012, an indirect wholly-owned subsidiary of the Company entered into a master repurchase agreement ("Loan Facility 2") of $50.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate. In November 2012, Loan Facility 2 was increased to $100.0 million. In connection with Loan Facility 2, the Company agreed to guarantee certain obligations of Loan Facility 2 if the Company or an affiliate of the Company engages in certain customary bad acts. Loan Facility 2, and its related agreements, contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. More specifically, the borrowing subsidiary of the Company must maintain at least $3.8 million and a maximum of $15.0 million in unrestricted cash at all times during the term of Loan Facility 2. In addition, the Company is required to maintain: (i) an amount equal to the lesser of (a) total equity equal to $162.5 million, subject to increases equal to 80% of aggregate net proceeds raised and (b) $250.0 million; (ii) a ratio of EBITDA (as defined in the guaranty) to fixed charges of not less than 1.4x; and (iii) a ratio of total borrowings to total equity not greater than 300%.

Loan Facility 3

In July 2012, an indirect wholly-owned subsidiary of the Company entered into a credit and security agreement ("Loan Facility 3") of $40.0 million on a non-recourse basis, subject to certain exceptions, to finance first mortgage loans and senior loan participations secured by commercial real estate. In connection with Loan Facility 3, the OP agreed to guarantee interest payments and the obligations under Loan Facility 3 if the Company or an affiliate of the Company engages in certain customary bad acts. In addition, the OP pledged its interests in the borrowing subsidiary of the Company as collateral. Loan Facility 3 and related agreements contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. More specifically, the OP must maintain at least $3.8 million and as much as $7.5 million in unrestricted cash or other eligible investments, at all times during the term of Loan Facility 3. In addition, the Company is required to maintain: (i) a tangible net worth of at least the lesser of (a) total equity equal to $162.5 million, subject to increases equal to 80% of aggregate net proceeds raised after the date of the guaranty and (b) $250.0 million.

6. Borrowings (Continued)

Summary of Loan Facilities

As of December 31, 2012, the Company had $197.5 million principal amount of CRE debt investments, financed with $114.6 million under its three secured term loan facilities ("Term Loan Facilities"), resulting in a weighted average leveraged current yield of 12.9%.

During the initial terms, all of the Term Loan Facilities act as revolving loan facilities that can be paid down as assets payoff and re-drawn upon for new investments. As of December 31, 2012, the Company was in compliance with all of its financial covenants.

Summary of CMBS Facilities

In September 2012, the Company entered into two master repurchase agreements ("CMBS Facilities") to finance CMBS investments. The CMBS Facilities contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. As of December 31, 2012, the Company had $16.6 million principal amount of CRE securities, financed with $11.7 million under its CMBS Facilities, resulting in a weighted average leveraged current yield of 10.9%.

7. Related Party Arrangements

NS Real Estate Income Trust Advisor, LLC

Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company's affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on behalf of the Company. For such services, the Advisor receives fees and reimbursements from the Company. Below is a description and table of the fees and reimbursements incurred to the Advisor.

Organization and Offering Costs

The Advisor, or its affiliates, is entitled to receive reimbursement for costs paid on behalf of the Company in connection with the Offering. The Company is obligated to reimburse the Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds from the Primary Offering. The Advisor does not expect reimbursable organization and offering costs, excluding selling commissions and the dealer manager fee, to exceed $15.0 million, or 1.5% of the total proceeds available to be raised from the Primary Offering. The Company shall not reimburse the Advisor for any organization and offering costs that the Company's independent directors determine are not fair and commercially reasonable to the Company.

Operating Costs

The Advisor, or its affiliates, is entitled to receive reimbursement for direct and indirect operating costs incurred by the Advisor in connection with administrative services provided to the Company. Indirect includes the Company's allocable share of costs incurred by the Advisor for personnel and other overhead such as rent, technology and utilities. However, there is no reimbursement for personnel costs related to executive officers and other personnel involved in activities for which the Advisor receives an acquisition fee, asset management fee or disposition fee. The Company reimburses

7. Related Party Arrangements (Continued)

the Advisor quarterly for operating costs (including the asset management fee) based upon a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets; or (ii) 25% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period (the "2%/25% Guidelines"). Notwithstanding the above, the Company may reimburse the Advisor for expenses in excess of this limitation if a majority of the Company's independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. The Company calculates the expense reimbursement quarterly based upon the trailing twelve-month period.

Advisory Fees

Asset Management Fee

The Company pays the Advisor, or its affiliates, a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the principal amount funded or allocated for CRE debt investments originated or acquired and the cost of all other investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or the proportionate share thereof in the case of an investment made through a joint venture).

Asset Acquisition Fee

The Advisor, or its affiliates, also receives an acquisition fee equal to 1.0% of the principal amount funded or allocated by the Company to originate or acquire CRE debt investments, or the amount invested in the case of other real estate investments, including acquisition expenses and any financing attributable to such investments. Acquisition fees paid to the Advisor related to the origination or acquisition of CRE debt investments are included in CRE debt investments, net on the consolidated balance sheets and amortized to interest income over the life of the investment using the effective interest method.

Asset Disposition Fee

For substantial assistance in connection with the sale of investments, the Advisor, or its affiliates, will receive a disposition fee equal to 1.0% of the contract sales price of each CRE debt or select CRE equity investment sold. The Company will not pay a disposition fee upon the maturity, prepayment, workout modification or extension of a CRE debt investment unless there is a corresponding fee paid by the borrower, in which case the disposition fee will be the lesser of: (i) 1.0% of the principal amount of the loan or debt-related investment prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a loan, the Company will pay a disposition fee upon the sale of such property. Disposition fees incurred to the Advisor on CRE debt investments are included in CRE debt investments, net on the consolidated balance sheets and amortized to interest income over the life of the investment using the effective interest method.

7. Related Party Arrangements (Continued)

NorthStar Realty Securities, LLC

Selling Commissions and Dealer Manager Fees

Pursuant to a dealer manager agreement, the Company pays the Dealer Manager selling commissions of up to 7.0% of gross offering proceeds from the Primary Offering, all of which are reallowed to participating broker-dealers. In addition, the Company will pay the Dealer Manager a dealer manager fee of 3.0% of gross offering proceeds from the Primary Offering, a portion of which may be reallowed to participating broker-dealers. No selling commissions or dealer manager fee will be paid for sales under the DRP.

The following table presents the fees and reimbursements incurred to the Advisor for the years ended December 31, 2012, 2011 and 2010 and the amounts payable as of December 31, 2012 and 2011:

Type of Fee or Reimbursement	Financial Statement Location	Years Ended December 31,			Due to related party as of December 31,	
		2012	2011	2010	2012	2011
Organization and offering costs						
Organization	General and administrative expenses	$ 470,339	$ 246,112	$ 42,151	$ 113,209	$ 23,514
Offering	Cost of capital(1)	5,563,511	1,600,193	17,849	2,150,964	937,597
Operating costs(2)	General and administrative expenses	2,396,809	761,087	133,648	522,799	230,985
Advisory fees						
Asset management	Advisory fees—related party	3,359,462	265,403	53,760	558,998	—
Asset acquisition(3)	Real estate debt investments, net	4,752,600	728,074	—	—	96,850
Asset disposition(3)	Real estate debt investments, net	23,750	—	—	23,750	—
Selling commissions / Dealer manager fees	Cost of capital(1)	42,384,721	12,023,777	2,475,920	—	—
Total					$3,369,720	$1,288,946

(1) Cost of capital is included in net proceeds from issuance of common stock in the consolidated statements of equity.

(2) As of December 31, 2012, the Advisor has incurred unreimbursed operating costs of $5.6 million on behalf of the Company, of which $5.1 million is still allocable. For 2010, represents the amount from October 18, 2010 through December 31, 2010.

(3) Asset acquisition/disposition fees incurred to the Advisor are offset by origination/exit fees paid to the Company by borrowers.

Sponsor Purchase of Common Stock

The Company is party to a Second Amended and Restated Distribution Support Agreement, as amended, (the "Distribution Support Agreement") with the Sponsor pursuant to which the Sponsor has agreed to purchase up to an aggregate of $10.0 million in shares of the Company's common stock at a price of $9.00 per share if cash distributions exceed modified funds from operations (as defined in accordance with the current practice guidelines issued by the Investment Program Association) to provide additional funds to support distributions to stockholders. In April 2012, the Distribution

7. Related Party Arrangements (Continued)

Support Agreement was extended until July 2013. For the years ended December 31, 2012 and 2011, the Sponsor purchased 0.3 million and 0.2 million shares, respectively, of the Company's common stock for $2.3 million and $2.3 million, respectively. For the year ended December 31, 2010, the Sponsor was not required to purchase shares under the Distribution Support Agreement. From inception through December 31, 2012, the Sponsor purchased 0.5 million shares for $4.6 million pursuant to the Distribution Support Agreement. For the third and fourth quarters of 2012, the Sponsor was not required to purchase shares in connection with the Distribution Support Agreement.

NorthStar CMBS Financing Transaction

The Company entered into an agreement with the Sponsor that provides that both the Company and the Sponsor receive the economic benefit and bear the economic risk associated with the investments that each contributed into the NorthStar CMBS Financing Transaction. In both cases, the respective retained interest of the Company and the Sponsor is subordinate to interests of the senior bondholders in the NorthStar CMBS Financing Transaction and the senior bondholders have no recourse to the general credit of the company or the Sponsor. In the event that the Company or the Sponsor suffer a complete loss of their retained interests in the NorthStar CMBS Financing Transaction, any additional losses would be borne by the remaining retained interests held by the Company or its Sponsor, as the case may be, prior to the senior bondholders.

PE Fund JV

In December 2012, the Company agreed to assume certain rights and obligations under a subscription agreement to which, among other things, one of the Company's subsidiaries agreed to subscribe for Class A limited partnership interests in a newly formed limited partnership ("PE Fund JV"). The PE Fund JV is expected to own interests in approximately 50 funds managed by top institutional-quality sponsors with an aggregate reported net asset value, or NAV, of approximately $765.0 million at June 30, 2012.

The Company and the Sponsor agreed to contribute cash in the amount of $390.0 million, subject to certain conditions, of which the anticipated funding of the Company and the Sponsor is $115.0 million and $275.0 million, respectively. The Company's estimated future capital commitments to the fund interests the PE Fund JV is expected to own are approximately $29.2 million. Refer to Note 12. "Subsequent Events" for further information regarding the initial closing ("Initial Closing") of the PE Fund JV in February 2013. The Company guaranteed all of the funding obligations that may be due and owed under the PE Fund JV. The Company and the Sponsor each agreed to indemnify the other proportionately for any losses that may arise in connection with the funding obligations or related transaction documents in the case of a joint default by either the Company or the Sponsor. The Company and the Sponsor further agreed to indemnify each other for all of the losses that may arise as a result of a default that was solely the Company's responsibility or the responsibility of the Sponsor, as the case may be.

The Sponsor deposited an aggregate of $40.0 million in connection with this transaction, which includes $11.8 million on behalf of the Company, in the proportion of the respective capital contributions. The Company's portion of this deposit is recorded in due to related party on the consolidated balance sheets. The deposit is generally nonrefundable if the transactions are not consummated as a result of a default by either the Company or the Sponsor.

8. Stockholders' Equity

Common Stock

For the years ended December 31, 2012 and 2011, the Company sold 43.4 million and 12.5 million shares of common stock, respectively, pursuant to its Primary Offering, generating gross proceeds of $433.0 million and $124.6 million, respectively. From inception through December 31, 2012 and including proceeds raised from the Merger Transaction, the Company sold 59.1 million shares of common stock pursuant to its Primary Offering, generating gross proceeds of $600.1 million.

Distribution Reinvestment Plan

The Company adopted a DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP is $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the DRP will be priced at the estimated value per share of the Company's common stock, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its organization and offering stage. The organization and offering stage will be considered complete when the Company is no longer publicly offering equity securities, which is expected to be on or before July 19, 2013. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon ten-days' notice to participants. For the years ended December 31, 2012 and 2011, the Company sold 1.1 million and 0.2 million shares, respectively, totaling $10.3 million and $1.5 million of proceeds, respectively, pursuant to the DRP. From inception through December 31, 2012 and excluding proceeds raised from the Merger Transaction, the Company sold 1.3 million shares totaling $11.8 million of proceeds pursuant to the DRP.

8. Stockholders' Equity (Continued)

Distributions

Distributions to stockholders are declared quarterly by the board of directors of the Company and are paid monthly based on a daily amount of $0.002185792 per share. The following table presents quarterly distributions declared for the years ended December 31, 2012, 2011 and 2010:

	Distributions(1)		
Period	**Cash**	**DRP**	**Total**
2012			
First Quarter	$2,377,981	$1,502,327	$ 3,880,308
Second Quarter	3,306,574	2,292,673	5,599,247
Third Quarter	4,534,698	3,272,383	7,807,081
Fourth Quarter	6,088,442	4,546,635	10,635,077
2011			
First Quarter	527,087	161,612	688,699
Second Quarter	716,660	286,407	1,003,067
Third Quarter	1,034,925	458,231	1,493,156
Fourth Quarter	1,606,664	864,100	2,470,764
2010			
First Quarter	70,939	10,503	81,442
Second Quarter	208,524	63,838	272,362
Third Quarter	582,762	—	582,762
Fourth Quarter	529,655	103,354	633,009

(1) Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period. For the year ended December 31, 2012, approximately 53% of distributions paid was ordinary income, 14% was capital gain income and 33% was a return of capital.

Share Repurchase Program

The Company adopted a share repurchase program that may enable stockholders to sell their shares to the Company in limited circumstances. The Company may not repurchase shares unless a stockholder has held shares for one year. However, the Company may repurchase shares held less than one year in connection with a stockholder's death or qualifying disability, if the disability is deemed qualifying by the board of directors of the Company, in its sole discretion, and after receiving written notice from the stockholder. The Company is not obligated to repurchase shares under this share repurchase program. For the years ended December 31, 2012 and 2011, the Company repurchased 141,503 and 14,748 shares of common stock, respectively, for a total of $1.4 million and $0.1 million, respectively, at an average price of $9.62 and $10.00 per share.

9. Equity-Based Compensation

Long-Term Incentive Plan

The Company adopted a long-term incentive plan (the "Plan"), which it uses to attract and retain qualified directors. The Plan offers these individuals an opportunity to participate in its growth through awards in the form of, or based on, its common stock. The Company currently intends to issue awards only to its independent directors under the Plan.

The Plan authorizes the granting of restricted stock, stock options, stock appreciation rights, restricted or deferred stock units, performance awards, dividend equivalents, limited partnership interests in the OP, other stock-based awards and cash-based awards to directors of the Company. Stock options granted under the Plan will not exceed an amount equal to 10% of the outstanding shares of the Company's common stock on the date of grant of any such stock options. Any stock options and stock appreciation rights granted under the Plan will have an exercise price or base price that is not less than the fair value of the Company's common stock on the date of grant.

The board of directors of the Company, or a committee of the board of directors, administers the Plan, with sole authority to determine all of the terms and conditions of the awards, including whether the grants, vesting or settlement of awards may be subject to the attainment of one or more performance goals.

Director's Shares

On July 19, 2010, each of the Company's three independent directors received 5,000 shares of restricted stock in connection with the commencement of the Offering. On June 7, 2011 and 2012, each of the Company's three independent directors received 2,500 shares of restricted stock in connection with their re-election to the board of directors. The restricted stock will generally vest over four years; provided, however, that the restricted stock will become fully vested on the earlier occurrence of: (i) the termination of the independent director's service as a director due to his or her death or disability; or (ii) a change in control of the Company. Total equity-based compensation cost recognized in connection with the granting of the restricted stock is $0.3 million, which is recorded in general and administrative expenses ratably over the four-year vesting period.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized $60,140, $43,269 and $15,243 of equity-based compensation expense, respectively, related to the issuance of restricted stock, which was recorded in general and administrative expenses in the consolidated statements of operations. For the year ended December 31, 2010, $6,804 was recognized prior to the Merger Transaction and $8,439 was recognized subsequent to the Merger Transaction. As of December 31, 2012, $0.2 million of equity-based compensation expense related to non-vested stock has not been recognized.

10. Non-controlling Interests

Operating Partnership

Non-controlling interests represent the aggregate limited partnership interests in the OP held by limited partners, other than the Company. Income (loss) allocated to the non-controlling interests is based on the limited partners' ownership percentage of the OP. Income (loss) allocated to the operating partnership non-controlling interests for the years ended December 31, 2012, 2011 and 2010 was an immaterial amount.

11. Segment Reporting

The Company conducts its business through the following segments:

- The CRE debt business is focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests.
- The CRE securities business is focused on investing in and asset managing CRE securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.
- The CRE equity business includes other select equity investments, including the commitment to invest in the PE Fund JV. Although it is structured as a preferred equity investment, the Company categorizes it as an equity investment as the underlying collateral in the funds is primarily real estate.

The following tables present segment reporting for the years ended December 31, 2012, 2011 and 2010:

Year Ended December 31, 2012	Real Estate Debt	Real Estate Securities	Corporate(1)	Total
Net Interest Income				
Interest income	$ 23,187,129	$ 1,324,548	$ 89,094	$ 24,600,771
Interest expense	2,834,438	464,908	—	3,299,346
Net interest income	20,352,691	859,640	89,094	21,301,425
Expenses	158,273	16,479	6,393,967	6,568,719
Income (loss) from operations	20,194,418	843,161	(6,304,873)	14,732,706
Realized gains (losses) on investments and other	—	3,027,959	—	3,027,959
Unrealized gains (losses) on investments and other	—	(2,456,869)	—	(2,456,869)
Net income (loss)	$ 20,194,418	$ 1,414,251	$ (6,304,873)	$ 15,303,796
Total Assets as of December 31, 2012	$617,704,261	$29,711,404	$212,522,069	$859,937,734

11. Segment Reporting (Continued)

Year Ended December 31, 2011	Real Estate Debt	Real Estate Securities	Corporate(1)	Total
Net Interest Income				
Interest income	$ 1,447,243	$ 1,645,046	$ —	$ 3,092,289
Interest expense	—	902,482	—	902,482
Net interest income	1,447,243	742,564	—	2,189,807
Expenses	8,342	4,317	1,311,259	1,323,918
Income (loss) from operations	1,438,901	738,247	(1,311,259)	865,889
Unrealized gains (losses) on investments and other	—	732,231	—	732,231
Net income (loss)	$ 1,438,901	$ 1,470,478	$(1,311,259)	$ 1,598,120
Total assets as of December 31, 2011	$80,880,851	$35,429,729	$53,054,468	$169,365,048

Year Ended December 31, 2010	Real Estate Debt	Real Estate Securities	Corporate(1)	Total
Net Interest Income				
Interest income	$—	$ 1,484,691	$ —	$ 1,484,691
Interest expense	—	799,911	—	799,911
Net interest income	—	684,780	—	684,780
Expenses	—	8,208	970,893	979,101
Income (loss) from operations	—	676,572	(970,893)	(294,321)
Realized gain on investments and other	—	199,604	—	199,604
Unrealized gains (losses) on investments and other	—	1,724,637	—	1,724,637
Net income (loss)	$—	$ 2,600,813	$ (970,893)	$ 1,629,920
Total assets as of December 31, 2010	$—	$32,184,668	$19,893,265	$52,077,933

(1) Includes corporate level interest income and unallocated general and administrative expenses and cash.

For all periods presented above, all interest income was generated from external customers located in the United States.

12. Subsequent Events

Offering Proceeds

For the period from January 1, 2013 through March 1, 2013, the Company sold 11.4 million shares of common stock pursuant to its Offering generating gross proceeds of $113.1 million.

12. Subsequent Events (Continued)

Distributions

On February 26, 2013, the board of directors of the Company approved a daily cash distribution of $0.002191781 per share of common stock, which is equivalent to an annual distribution rate of 8%, for each of the three months ended June 30, 2013. The distribution will be paid in cumulative amounts to the stockholders of record entitled to receive such distribution on May 1, 2013, June 3, 2013 and July 1, 2013.

Share Repurchases

On January 30, 2013, the Company repurchased 104,602 shares for a total of $1.0 million at an average price of $9.74 per share.

Sponsor Purchase of Common Stock

In February 2013, the Company determined that the Sponsor was not required to purchase shares under the Distribution Support Agreement for the quarter ended December 31, 2012.

New Investments

Subsequent to quarter end, the Company originated one first mortgage loan with a principal amount of $91.0 million, resulting in a leveraged current yield of 11.5%. Preston Butcher, is the chairman of the board of directors and chief executive officer of Legacy Partners Commercial, LLC, which is an investor in the borrowing entity. Mr. Butcher is a member of the board of directors of the Sponsor. The Company also acquired four CMBS in a $1.2 billion securitization for $23.3 million. The CMBS have an unleveraged current yield of 13.3% with appreciation potential. An affiliate of the Sponsor was named special servicer for the securitization.

Completion of Initial Closing of PE Fund JV

On February 15, 2013, the Company completed the Initial Closing of the PE Fund JV. Pursuant to the terms of the agreement, the full purchase price for the transaction was funded at the Initial Closing, exclusive of future capital commitments underlying the fund interests in the PE Fund JV. Consequently, the Company funded $121.0 million (including the $11.8 million deposit) and the Sponsor (together with the Company, the NorthStar Entities), funded $289.0 million. In connection with the Initial Closing, the current owner of the fund interests, or the Class B Partner, contributed its interests in 18 of the approximately 50 funds subject to the transaction in exchange for all of the Class B partnership interests in the PE Fund JV. The funds that were contributed at the Initial Closing had an aggregate reported NAV of $304.0 million at June 30, 2012 and the total NAV of all funds expected to be contributed in the transaction had an aggregate reported NAV of $804.0 million at June 30, 2012. The amounts funded and total NAV associated with the Initial Closing of the PE Fund JV differ from those previously reported due to additional fund interests anticipated to be acquired.

The PE Fund JV is not expected to be a VIE and is expected to be considered a voting interest entity due to shared power of the activities that most significantly impact the performance of the respective entities and therefore, the entity is not expected to be consolidated by the Company. The Company is expected to account for its non-controlling financial interest in the PE Fund JV at fair

12. Subsequent Events (Continued)

value by electing the fair value option available under U.S. GAAP. The Company expects to determine fair value based on a valuation model using assumptions such as discount rate and timing and amount of expected future cash flows.

Shortly following the Initial Closing, the NorthStar Entities and the Class B Partner will "true up:" (i) any distributions received by the Class B Partner; and (ii) any contributions made by the Class B Partner, from the contributed funds since June 30, 2012, with the NorthStar Entities receiving any such distributions, and the NorthStar Entities reimbursing the Class B Partner for any such contributions, in each case in accordance with the terms of the agreements governing the PE Fund JV. One of the Sponsor's subsidiaries is the general partner of the partnerships which hold the interests that were contributed at the Initial Closing. The Company anticipates closing most of the remaining funds in the first quarter 2013. In connection with additional closings, either one of the Sponsor's subsidiaries or an affiliate of the Class B Partner may be the general partner of the partnerships that will hold the additional funds. The closing of each of the remaining funds is subject to customary closing conditions, including third-party consents.

Primary Offering

In February 2013, the Company announced that its Primary Offering will end on or before July 19, 2013.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE
December 31, 2012

Asset Type:	Description	Location	Number	Interest Rate(1)	Maturity Date(2)	Periodic Payment Terms(3)	Prior Liens	Principal Amount(4)	Carrying Value
First mortgage loans:									
Borrower A	Retail	Buena Park, CA	1	7.00%	6/14/2015	I/O	$ —	$ 73,000,000	$ 73,000,000
Borrower B	Office	Vienna, VA	1	6.75%	12/9/2015	I/O	—	72,000,000	65,500,000
Borrower C	Hotel	Tampa, FL	1	7.00%	1/9/2016	I/O	—	60,300,000	60,449,132
Borrower D	Office	Richmond, VA	1	7.00%	8/10/2015	I/O	—	43,300,000	43,300,000
Borrower E	Hotel	Edgartown, MA	1	13.25%	6/9/2014	I/O	—	40,674,132	40,674,132
Borrower F	Hotel	Various	1	8.25%	12/15/2014	I/O	—	29,750,000	29,750,000
Borrower G	Office	St. Paul, MN	1	6.68%	6/1/2015	I/O	—	24,925,000	24,925,000
Borrower H	Hotel	Palm Springs, CA	1	9.18%	5/3/2015	I/O	—	19,350,000	19,350,000
Borrower I	Office	Moorestown, NJ	1	7.25%	11/9/2015	I/O	—	22,000,000	18,000,000
Other first mortgage loans(5)	Various	Various	9	9.11%	11/17/2014	I/O	—	101,692,400	101,768,341
Total/Weighted average			18	8.08%	5/21/2015		—	486,991,532	476,716,605
Mezzanine loans:									
Borrower J	Office	New York, NY	1	11.50%	1/11/2013	I/O	134,900,000	52,000,000	32,714,286
Other mezzanine loan(5)	Healthcare	El Paso, TX	1	15.00%	12/9/2016	I/O	16,500,000	4,627,231	4,627,231
Total/Weighted average			2	11.79%	5/7/2013		151,400,000	56,627,231	37,341,517
			20				$151,400,000	$543,618,763	$514,058,122

(1) All floating-rate loans are subject to a fixed minimum LIBOR rate. The interest rate shown is the coupon as of December 31, 2012.

(2) Reflects the initial maturity date of the investment and does not consider any options to extend beyond such date.

(3) Interest Only, or I/O; principal amount due in full at maturity.

(4) Includes interest accretion, to the extent applicable, and future funding commitments of $29.8 million.

(5) Individual loans each have a carrying value of less than 3% of total carrying value of CRE debt investments.

Reconciliation of Carrying Value of Commercial Real Estate Debt:

	2012	2011	2010
Balance at beginning of period	$ 72,937,316	$ —	$—
Additions:			
Principal amount of originated loans	445,474,286	72,807,400	—
Acquisition fees incurred on new loans	4,752,600	728,074	—
Origination fees received on new loans	(4,597,050)	(577,000)	—
Interest accretion	301,363	—	
Deductions:			
Collection of principal	(4,750,000)	—	
Amortization of origination, acquisition and other fees, net	(60,393)	(21,158)	—
Balance at end of period	$514,058,122	$72,937,316	$—

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Corporate Directory

Board of Directors

David T. Hamamoto
Chairman

Jonathan T. Albro
Independent Director

Charles W. Schoenherr
Independent Director

Jack F. Smith, Jr.
Independent Director

Officers

Daniel R. Gilbert
Chief Executive Officer & President

Debra A. Hess
Chief Financial Officer

Ronald J. Lieberman
Executive Vice President,
General Counsel & Secretary

Corporate Headquarters

399 Park Avenue, 18th Floor
New York, NY 10022
212.547.2600
www.nrfc.com

Transfer Agent

DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105

Independent Accountants

Grant Thornton LLP
New York, NY

Legal Counsel

Alston & Bird LLP
New York, NY

Questions about NorthStar Income or your account should be directed to:

NorthStar Real Estate Income Trust, Inc.
5299 DTC Blvd., Suite 900
Greenwood Village, CO 80111
877.940.8777


N

NorthStar
REAL ESTATE INCOME TRUST

NorthStar Real Estate Income Trust, Inc.
5299 DTC Boulevard, Suite 900
Greenwood Village, CO 80111

877.940.8777 Tel
303.648.5142 Fax
www.northstarREIT.com/Income

00086343